ANNUAL INFORMATION FORM

March 31, 2005

International Royalty Corporation

10 Inverness Drive East, Suite 104

Englewood, CO  80112

An additional copy of this Annual Information Form

may be obtained upon request from the Corporate Secretary,

International Royalty Corporation at the above address.

TABLE OF CONTENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

CURRENCY AND EXCHANGE RATES

1

METRIC CONVERSION TABLE

1

ACCESS TO PROPERTY INFORMATION

1

CORPORATE STRUCTURE

2

Name and Incorporation

2

Intercorporate Relationships

2

GENERAL DEVELOPMENT OF THE BUSINESS

3

Overview

3

Overview of Royalties

3

Initial Financing

4

Acquisition of Williams Royalty

5

Acquisition of Livermore Royalty Portfolio

5

Initial Public Offering And Unit Offering

5

Acquisition of Archean and The Voisey’s Bay Royalty Interest

5

Acquisitions of Other Royalty Interests

5

Pending Royalty Acquisitions

6

DESCRIPTION OF THE BUSINESS

7

Archean And The Voisey’s Bay Royalty Interest

7

Background

7

Independent Consultant’s Report

8

Property Description and Location

8

Accessibility, Climate, Local Resource, Infrastructure and Physiography

10

History and Development Plan

11

Regional Geology

12

Mineralization

12

Sampling and Analysis: Security of Samples

13

Mineral Resources and Reserves

13

Operations

15

Processing

15

Williams Royalty

18

Other Royalty Interests

20

Livermore Royalty Portfolio

20

Hecla Mining Company Royalty Portfolio

21

Hunter Exploration Group Royalty Portfolio

22

Pending Royalty Acquisitions

24

BHP Billiton Royalty Portfolio

24

B.C. Coal Royalty Portfolio

26

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Information on Royalty Portfolios’ Mineral Properties

28

RISK FACTORS

28

DIVIDEND POLICY

31

DESCRIPTION OF SECURITIES

32

Common Shares

32

MARKET FOR SECURITIES

32

ESCROWED SHARES

32

DIRECTORS AND OFFICERS

33

Name, Address, Occupation and Security Holdings

33

Penalties or Sanctions

35

Potential Conflicts of Interest

36

PROMOTER

36

TRANSFER AGENTS AND REGISTRARS

36

MATERIAL CONTRACTS

36

AUDIT COMMITTEE

38

Audit Committee Charter

38

Pre-Approval Policies And Procedures

38

External Auditor Service Fees

38

ADDITIONAL INFORMATION

38

APPENDIX A – AUDIT COMMITTEE CHARTER

i

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CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual information form contains certain forward looking statements.  These statements relate to future events or future performance and reflect management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities.  Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.  In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “target” or the negative of these terms or other comparable terminology.  A number of factors could cause actual events or results to differ materially from the results discussed in various factors, which may cause actual results to differ materially from any forward-looking statement.  Although the forward-looking statements contained in this annual information form are based upon what management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this annual information form, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

CURRENCY AND EXCHANGE RATES

All references to “dollars” and “$” herein are expressed in United States currency unless specifically stated otherwise.  As at March 24, 2005, the Bank of Canada noon rate of exchange per US$1.00 was CAD$1.2153.

METRIC CONVERSION TABLE

The following table sets forth certain factors for converting metric measurements into imperial equivalents.

METRIC			IMPERIAL UNITS
Description and abbreviation	Multiply by	Unit	Divide by	Description and Abbreviation
Length
Millimeters - mm	25.400	1	0.30937	Inches - in
Meters - m	0.3048	1	3.2808	Feet - ft
Meters - m	0.9144	1	1.0936	Yards - yd
Kilometers - km	1.609	1	0.6215	Miles - mile
Area
Square centimeters - cm2	6.4516	1	0.1550	Square inches - in2
Square meters - m2	0.0929	1	10.76	Square feet - ft2
Hectares - ha	0.40469	1	2.471	Acres - acre
Square kilometers - km2	2.5900	1	0.3861	Square miles - sq miles
Weight
Grams - g	31.1035	1	0.032151	Troy ounces - oz
Tonne (1,000 kg) - t	0.907185	1	1.102311	Short ton (2,000 lbs) - st

ACCESS TO PROPERTY INFORMATION

As a royalty holder, the Company has limited, if any, access to properties on which the Company holds royalty interests.  The Company must usually rely principally on publicly available information regarding properties and mining operations and will usually have no ability to independently verify such information.  In the future, the Company will usually be dependent on publicly available information to prepare required disclosures pertaining to properties and mining operations on the properties on which the Company holds royalty interests.  This annual information form includes information regarding properties and mining operations, including the technical report described under “Archean and the Voisey’s Bay Royalty Interest - Independent Consultant’s Report”, which is based on information publicly disclosed by the owners or operators of the properties on which the Company holds royalty interests and such information has not been independently verified by the Company.

CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated under the Business Corporations Act (Yukon) on May 7, 2003 by registration of its articles of incorporation with the Yukon Department of Community Services Consumer and Safety Services, Corporate Affairs.  On November 12, 2004, the Company was continued under the Canada Business Corporations Act.

The Company’s head office is located at 10 Inverness Drive East, Suite 104, Denver, Colorado 80112 and the registered office of the Company is located at 66 Wellington Street West, Suite 4200, Toronto Dominion Bank Tower, Box 20, Toronto-Dominion Centre, Toronto, Ontario, Canada, M5K 1N6.

Intercorporate Relationships

The Company owns 100% of the outstanding shares of IRC (U.S.) Management Inc., which was incorporated pursuant to the laws of Colorado, United States, and also owns 100% of the outstanding shares of IRC Nevada Inc., which was incorporated pursuant to the laws of Nevada, United States, for the purpose of the acquisition of royalty interests in properties in the United States.  On February 22, 2005, the Company completed the acquisition of 100% of the common shares of Archean Resources Ltd. (“Archean”), a Newfoundland and Labrador corporation.  Archean owns 100% of Voisey’s Bay Holding Company (“Holdco”), a Newfoundland and Labrador corporation, which is the general partner and 90% owner of Labrador Nickel Royalty Limited Partnership (“LNRLP”), an Ontario limited partnership.  The head office of each of these subsidiaries of the Company is located at 10 Inverness Drive East, Suite 104, Denver, Colorado 80112.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company was incorporated for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  The Company has acquired or is in the process of acquiring a royalty portfolio diversified over five continents and ten countries, and including over 15 commodities.  The portfolio includes royalties on 46 exploration stage properties, seven in both the feasibility and development stage, and one currently in production.  Economically, the primary minerals in the portfolio are nickel, cobalt, copper and gold.   The Company intends to continue to acquire royalties in a wide variety of locations and commodities in order to maintain a diversified portfolio.  Management of the Company has identified in excess of 2,000 existing mineral royalties.  These royalties will be investigated and pursued, if appropriate, time and funds allowing.  Based on the current target list the Company intends to pursue a royalty acquisition program with the objective of expanding its royalty ownership portfolio and generating additional revenue.

Because royalty companies do not incur mine site operating costs or any ongoing capital commitments in respect of properties, the Company expects to have a high operating income to revenue ratio.  With exposure to multiple commodities, the Company’s portfolio should have sufficient diversity to provide a more stable cash flow base than would otherwise be the case with a single commodity portfolio.  In management’s view, there is an opportunity to provide royalty holders with a means to monetize the future value of their royalties through a sale to the Company.

Overview of Royalties

A royalty is a payment to a royalty holder by a property owner or an operator of a property of a percentage of the minerals or other products produced or the profits generated from the property.  The granting of a royalty to a person other than the property owner or the operator of the property typically arises as a result of: (i) raising funds by granting the royalty; (ii) paying part of the consideration payable to prospectors or junior mining companies for the purchase of their property interests; or (iii) a conversion to a royalty of a participating interest in a joint venture relationship.  Royalties are not working interests in the property.  Therefore, the royalty holder is neither responsible for, nor has an obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs, or environmental or reclamation liabilities.  Furthermore, because many royalties are constructed as legal contracts rather than property interests, the royalty holder’s risk exposure is usually limited to metal prices and operational performance.  These unique characteristics provide royalty holders with special commercial benefits not available to the property owner because the royalty holder enjoys the upside potential of the property with reduced risk.  In some cases, royalties are considered an interest in the land, thereby adding protection to the royalty holder in the event the royalty payor enters into receivership.

Royalties have been imposed since at least Roman times (400 A.D.) when a 10% “tax” was imposed on privately owned mines.  The English and French were the first European states to codify the practice around 1300 A.D.  Today, the creation of royalties is most prevalent in the British Commonwealth or former colonial entities although the governments of a number of countries around the world have adopted royalties as part of the payments owed to them by mine owners when the projects go into production.  Private royalties have been created by contracts in many jurisdictions and often have the same characteristics as government royalties.

The Company has identified more than 2,000 existing mineral royalties worldwide.  Most of such royalties are related to gold projects located in North America.  The growth of royalties elsewhere in the world is a direct reflection of North American companies investing in these regions with arrangements that have now become standard industry practice.

The Company has identified more than 40 different types of royalties.  The principal types include:

•

Gross Sales Royalties (“GSR”) are based on total revenues in cash or in-kind products and calculated in respect of sales agreements by multiplying the metal content by a reference price from the sale of ore, minerals or other products extracted from the area covered by a project.  Also known as gross overriding royalties (“GOR”) or Gross Royalties (“GR”).

•

Net Smelter Return Royalties (“NSR”) are based on a percentage of proceeds received for refined minerals from the smelter or refinery less specified transport, insurance and other expenses.

•

Net Profit Royalty or Net Interest Royalties (“NPR” or “NPI”) are based on the total revenues less specified accounting expenses, possible recovery of capital and interest on expenditures incurred.

Minority working or equity interests are not considered to be royalties because of the ongoing funding commitments, although they can be similar in their calculations to NPIs or NPRs.  NSRs are by far the most common royalty for mineral projects with variations being based on a dollar per tonne processed or changing (“sliding”) rate tied to either metal prices, grade and/or capital repayment schedules.

Initial Financing

On August 12, 2003, the Company completed a private placement of 4,400,000 special warrants (the “Initial Financing Special Warrants”) at a price of CAD$0.80 per Initial Financing Special Warrant, for gross proceeds of CAD$3,520,000.  Each Initial Financing Special Warrant was exercisable for one common share of the Company (“Common Share”) and approximately 0.216 of a warrant (“Financing Warrant”) for no additional consideration.

During November and December 2004, 1,850,000 Initial Financing Special Warrants were exercised for 1,850,000 Common Shares and 399,432 Financing Warrants.  All 399,432 Financing Warrants were also exercised for 399,432 Common Shares at an exercise price of CAD$3.00 per Common Share for aggregate proceeds to the Company of CAD$1,198,296.  All of the remaining Initial Financing Special Warrants were automatically exercised on February 23, 2005.  Each outstanding Financing Warrant is exercisable for one Common Share at a price of CAD$3.00 per Common Share for a period of two years from February 22, 2005 (“IPO Date”).  The Common Shares and the Financing Warrants issued upon the exercise of the Initial Financing Special Warrants are subject to a pooling arrangement.  See “Escrowed Shares”.

Haywood Securities Inc., one of the Agents and the agent for the private placement of the Initial Financing Special Warrants, received 308,000 Compensation Special Warrants as partial compensation for acting as agent for such private placement.  Each Compensation Special Warrant was exercisable for one Common Share at no additional cost to the holder and was automatically exercised on March 1, 2005, five business days after the IPO date.  Haywood Securities Inc., as the agent for such private placement, also received 440,000 Common Share purchase warrants (the “Compensation Warrants”).  Each Compensation Warrant is exercisable for one Common Share at a price of CAD$0.80 per Common Share for a period of two years after the IPO Date.

Acquisition of Williams Royalty

On August 12, 2003, the Company acquired the Williams Royalty from an individual for cash consideration of CAD$2,876,722 and the issuance of Common Share purchase warrants exercisable to purchase 950,000 Common Shares at an exercise price of CAD$3.00 per Common Share (the “Williams Mine Warrants”).  The Williams Mine Warrants are exercisable for a period of two years after the IPO Date.  See “Williams Royalty”.

Acquisition of Livermore Royalty Portfolio

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States from John S. Livermore for cash consideration of $520,000.  See “Other Royalty Interests - Livermore Royalty Portfolio”.

Initial Public Offering And Unit Offering

On February 22, 2005, the Company completed an initial public offering (“IPO”) of 37,790,698 (includes exercise of the over–allotment option, which was completed on March 4, 2005) Common Shares at CAD$4.30 per Common Share (the “IPO Price”) for gross proceeds of CAD$162,500,000.  Concurrent with the IPO, the Company also completed a private placement unit offering (the “Unit Offering”) for gross proceeds of CAD$30,000,000.  The Unit Offering consisted of CAD$30,000,000 of 5.5% senior secured debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares.

The Debentures will mature on February 28, 2011 and will bear interest at the rate of 5.5% per annum, payable semi-annually, commencing on August 31, 2005.  The holders of the Debentures have the benefit of certain covenants of the Company and of Archean which, among other things and subject to certain exceptions, restrict the ability of the Company and Archean to incur and to permit or authorize Holdco or LNRLP to incur certain additional indebtedness, create liens on certain assets and dispose of certain assets.  Archean has guaranteed the payment of principal and interest on the Debentures and the performance by the Company of its other payment obligations under the Debenture Indenture.  The obligations of the Company under the Debenture Indenture are secured by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty (defined herein) and the obligations of Archean under the guarantee are secured by a general security agreement over all of the assets of Archean.

Acquisition of Archean and The Voisey’s Bay Royalty Interest

On February 22, 2005, the Company completed the acquisition of all of the outstanding shares of Archean  pursuant to separate share purchase agreements (collectively the “SPAs”) with two individuals for total consideration of CAD$184.3 million, consisting of CAD$152.5 million in cash and 7,395,349 Common Shares valued at the IPO Price.  The principal asset of Archean is a 90% indirect ownership interest in the Voisey’s Bay Royalty (effectively a 2.7% NSR royalty) on the Voisey’s Bay nickel-copper-cobalt property.  One of the SPAs also provides one former shareholder of Archean, Christopher Verbiski, with the right to nominate two directors of the Company for election by the shareholders of the Company for a period of six years after the IPO date.  See “Archean and the Voisey’s Bay Royalty Interest”.

Acquisitions of Other Royalty Interests

On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests.  Total consideration paid was $550,000, paid by the issue of 158,566 Common Shares valued at the IPO Price.  See “Other Royalty Interests - Hecla Mining Company Royalty Portfolio”.

On February 22, 2005, the Company acquired from parties represented by the Hunter Exploration Group a portfolio of 17 gross overriding royalty interests in respect of diamonds on approximately 20 million acres of land located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities.  Total consideration paid was CAD$5 million payable by the issue of 1,162,791 Common Shares valued at the IPO Price.  See “Other Royalty Interests - Hunter Exploration Group Royalty Portfolio”.

Pending Royalty Acquisitions

The Company has reserved proceeds from the IPO and has or will issue Common Shares for the completion of the following royalty purchase agreements:

On November 15, 2004, the Company signed a letter agreement with BHP Billiton World Exploration Inc. and several of its affiliates (superseded by a definitive agreement dated as of March 18, 2005) to acquire a mineral portfolio of 23 royalty interests.  Consideration to be paid is $1,240,000, consisting of $615,000 to be paid in cash and $625,000 in Common Shares valued at the IPO Price.  The transaction is expected to close in April, 2005.

On December 7, 2004, the Company signed a letter agreement with David Fawcett to acquire 20.3% of a 1% royalty interest on five coal licenses in British Columbia for total consideration of CAD$312,500 in cash and CAD$937,500 in Common Shares valued at the IPO Price.  On February 22, 2005, the parties entered into a royalty purchase agreement superseding the letter agreement, and an escrow agreement whereby the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”).  On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside.  The Company has reviewed the petition and supporting affidavits filed by Western and believes that the position taken by Western is without merit.  The Company will take steps to be joined in the proceeding and will vigorously pursue all legal avenues available to protect its interests.

DESCRIPTION OF THE BUSINESS

Archean And The Voisey’s Bay Royalty Interest

Background

Archean, a private Newfoundland company, entered into an option agreement with Diamond Fields Resources Inc. (“DFR”) on May 18, 1993 to conduct a regional exploration program of geographic Labrador (the “Labrador Option Agreement”).  Archean retained a 3.0% GOR royalty on diamonds and a 3.0% NSR royalty on base metals, precious metals, rare earth metals, elements and other minerals normally subject to net smelter returns with respect to the properties which are subject to the Labrador Option Agreement (the “Voisey’s Bay Royalty”).  The Voisey’s Bay Ovoid and certain other nickel, copper and cobalt deposits were discovered during the course of this program.  The Voisey’s Bay Royalty applies to the properties now referred to and known as the Voisey’s Bay property.  On June 28, 1995, DFR assigned its interests in the Labrador Option Agreement and the Voisey’s Bay property to its then subsidiary, Voisey’s Bay Nickel Company Limited (“VBNC”).  Through various transactions, Inco Limited (“Inco”), either directly or through a subsidiary, acquired all of the outstanding shares of VBNC through its acquisition in August 1995 of all of the outstanding shares of DFR it did not then own.  The Voisey’s Bay Royalty was secured by a mortgage granted by VBNC, as mortgagor, which mortgage was registered on June 28, 1995.  The mortgage secures VBNC’s obligation to pay the Voisey’s Bay Royalty until US$50 million has been paid, after which time the mortgage will become void and the obligation to make further royalty payments will become an unsecured contractual obligation.  The mortgage amount may be increased to a maximum of US$100 million in the event that financing to fund the Voisey’s Bay mine and mill in the amount of US$500 million is put in place.  Inco has advised that there has been no borrowing to finance the Voisey’s Bay mine and mill and accordingly the mortgage amount is currently US$50 million.  In July 2003, Archean formed a limited partnership called Labrador Nickel Royalty Limited Partnership (“LNRLP”) to hold the Voisey’s Bay Royalty.  On July 10, 2003, Archean transferred and assigned the Voisey’s Bay Royalty to LNRLP.  Altius Resources Inc. (“Altius”) acquired a 7.5% interest in LNRLP on August 29, 2003 together with an option to increase this interest to 10%.  On August 29, 2003, Voisey’s Bay Holding Corporation (“Holdco”), a wholly-owned subsidiary of Archean, acquired Archean’s interest in, and became the general partner of, LNRLP.  On December 8, 2004, Altius exercised its option and currently holds a 10% interest in LNRLP.

Pursuant to the terms of the Labrador Option Agreement, the Voisey’s Bay Royalty means 3.0% (of which Archean holds a 90% indirect ownership interest through LNRLP) of “the actual proceeds received from any mint, smelter, refinery or other purchaser for the sale of ores, base metals, precious metals, rare earth metals, elements and any other minerals normally subject to net smelter returns or concentrates produced from the properties and sold, after deducting from such proceeds the following charges to the extent that they were not deducted by the purchaser in computing payment: smelting and refining charges; penalties; smelter assay costs and umpire assay costs; cost of freight and handling of ores, metals or concentrates from the properties to any mint, smelter, refinery, or other purchaser; marketing costs; insurance on all such ores, metals or concentrates; customs duties; or mineral taxes or the like and export and import taxes or tariffs payable in respect of said ores, metals or concentrates”.  In addition, any charges to be incurred which are made to a company associated with VBNC, as successor to DFR, must be on commercially reasonable terms or must be approved in writing by the owner of the Voisey’s Bay Royalty.

The owner of the Voisey’s Bay Royalty, LNRLP, is also entitled to audit, during normal business hours, such books and records as are necessary to determine the correctness of the payment of the royalty, provided, however that such audit may only be conducted on an annual basis and within 12 months after the end of the fiscal period in respect of which such audit is to be conducted.  The Labrador Option Agreement also contains arbitration provisions in the event of a dispute.  The Labrador Option Agreement, as amended by a 1995 agreement between the parties thereto, provides that any mineral interest acquired at any time in Labrador by either of the parties thereto, or by companies controlled by them, shall be deemed to be included as properties for the purpose of the Labrador Option Agreement.  Holdco, as general partner of LNRLP, manages LNRLP and has broad powers and authority, subject to the advice of an executive committee comprised of three members, one of whom is a nominee of Altius and two of whom are nominees of Holdco.  Such powers include undertaking such actions as Holdco deems appropriate to verify the amount of the Voisey’s Bay Royalty payments, including the incurring of costs to investigate and verify the calculation of royalty payments under the Labrador Option Agreement and such dealings and negotiations with VBNC as may be advisable.

On February 22, 2005, the Company completed the acquisition of 100% of the shares of Archean from Christopher Verbiski and Albert Chislett, (the “Vendors”).  The purchase price was CAD$184.3 million, paid CAD$152.5 million in cash and the balance by the issue of 7,395,349 Common Shares valued at the IPO price.  The Company’s economic assumptions in determining the consideration to be paid were based on a nickel price of $4.00/lb, a copper price of $1.00/lb, a cobalt price of $15.00/lb, a 6% discount rate and a US$/CAD$ exchange rate of 0.75.

A further term of the SPAs requires that in the event that the tax payable in respect of the Voisey’s Bay Royalty under the Mining and Mineral Rights Tax Act (Newfoundland and Labrador) is abolished or reduced during the period of 25 years after the closing of the purchase of the shares of Archean (the “Tax Adjustment Period”), the Company will pay an additional amount to the Vendors representing the aggregate reduction in taxes payable to the end of the Tax Adjustment Period.

Independent Consultant’s Report

At the request of the Company, Gustavson Associates, LLC, (“Gustavson”) based in Boulder, Colorado, prepared a report dated October 29, 2004, revised on February 1, 2005, and entitled “Independent Technical Report, Voisey’s Bay Project Royalty, Labrador, Canada” (the “Qualifying Report”).  William J. Crowl, the author of the Qualifying Report, is a registered professional geologist in the state of Oregon and a member in good standing of the Australasian Institute of Mining and Metallurgy, is independent from the Company and is a “Qualified Person” for the purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).  Except where noted below, all of the technical information below is based upon the Qualifying Report and has been reviewed by the Qualified Person.  The Qualifying Report has been filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects.  Pursuant to an exemption order dated December 22, 2004 granted to the Company by the securities regulatory authorities in each of the provinces of Canada, the information contained in the Qualifying Report with respect to the Voisey’s Bay property is primarily extracted from the technical report effective as of August 31, 2003 (the “Inco Report”) prepared and filed by Inco in accordance with NI 43-101, as well as general information available in the public domain including the Company’s complete database of public domain data, Inco annual reports, Inco annual information forms, information available on the Inco website and information available on other websites.  The Qualified Person did not conduct a site visit, did not independently sample and assay portions of the deposit and did not review the following items prescribed by NI 43-101:  (i) geological investigations, reconciliation studies, independent check assaying and independent audits; (ii) estimates and classification of mineral resources and mineral reserves, including the methodologies applied by Inco in determining such estimates and classifications, such as check calculations; or (iii) life of mine plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

The Inco Report includes freight costs incurred at the mine to transport the concentrates, an intermediate product, to the port, however such expenses are not segregated from the other costs.  With the exception of the freight costs, none of the mine-site costs set out in the Inco Report impact the calculation of royalty amounts expected to be received by the Company.  The Inco Report does not disclose smelting and refining costs as separate costs.

The Qualifying Report presents gross revenues and the anticipated smelter, refining, transportation and marketing costs as reviewed by Gustavson and found to be reasonable.  The Qualifying Report does not include any of the mine site costs (with the exception of freight costs) because they are specifically excluded from the calculation of the Voisey’s Bay Royalty.

Property Description and Location

The Voisey’s Bay property is located on the northeast coast of Labrador, on a peninsula bordered to the north by Anaktalak Bay and to the south by Voisey’s Bay.  The nearest communities are Nain, approximately 35 kilometers to the northeast, and Natuashish, approximately 80 kilometers to the southeast.  The site of the Voisey’s Bay property is centered approximately at latitude 56º10’, longitude 62º00’ and extends from 555150E to 556200E and from 6242550N to 6243450N (UTM NAD83 coordinates).  The Voisey’s Bay property is approximately 900 kilometers north-northwest of St. John’s, the capital of Newfoundland and Labrador (the “Province”).

The government of the Province (the “Provincial Government”) has issued nine mineral licenses consisting of a total of 1,978 claims (20,012 hectares) to VBNC, a wholly-owned subsidiary of Inco, which cover the main claim block (the “Main Block”) of the Voisey’s Bay project.  Mineral licenses are issued for a period of five years and may be extended for three additional five-year renewal periods, for a total of 20 years.

The mineral license numbers and initial expiry dates are as follows:

License	Expiry Date
6866M	March 21, 2014
6867M	March 21, 2014
6870M	November 7, 2014
9143M	March 21, 2014
9528M	March 21, 2014
9534M	March 21, 2014
9538M	March 21, 2014
9582M	March 21, 2014
9584M	March 21, 2014

A mineral license does not entitle its holder to extract any minerals from the Voisey’s Bay property covered by such license.  In order to extract minerals, a mining lease must be obtained from the Provincial Government.  The Provincial Government issued a mining lease to VBNC for a period of 25 years, effective 2002 and covering approximately 1,600 hectares.  The mining lease gives VBNC the exclusive right to extract minerals and carry out mineral exploration, mining operations or mining processing and develop in, on or under the lands, or part of the lands, covered by the mining lease, subject to VBNC and Inco continuing to meet the terms of and conditions of a development agreement between Inco, VBNC and the Provincial Government.

On June 11, 2002, VBNC, Inco and the Provincial Government announced that they had reached a non-binding statement of principles (“Statement of Principles”) covering the commercial development of the Voisey’s Bay property.  The Statement of Principles was approved by the provincial legislature in late June 2002 and, on October 7, 2002, Inco and VBNC signed definitive agreements with the Provincial Government to implement the terms of the Statement of Principles.  The definitive agreements provide for the development of a mine and concentrator processing plant, a research and development program focusing on hydromet processing technologies, an industrial and employment benefits program for the Voisey’s Bay property, a timetable for the start and completion of the principal stages of the Voisey’s Bay property and other key parts and requirements covering the overall development of the Voisey’s Bay property.  The definitive agreements set forth certain obligations of VBNC and Inco to construct and operate (i) a demonstration plant in the Province as part of the overall research and development program to test hydromet processing technologies to treat nickel-containing ores or intermediate products from the Voisey’s Bay deposits and (ii) subject to technical and economic feasibility pursuant to the terms thereof, a commercial processing facility in the Province by the end of 2011 to treat all of the Voisey’s Bay ores or intermediate products to produce finished nickel and other products based upon hydromet processing technologies or, if such technologies do not meet certain technical and/or economic feasibility requirements, as may be determined by one or more agreed upon experts as provided for in such agreements, a conventional refinery for matte processing.  Once the demonstration plant is completed and has received intermediate concentrate product(s) produced by the Voisey’s Bay property for testing, VBNC and Inco can ship quantities of intermediate product(s) produced by the Voisey’s Bay property containing nickel and/or cobalt to Inco’s facilities in Ontario and Manitoba for further processing into finished nickel and cobalt products.  Shipments of such Voisey’s Bay intermediate concentrates are limited to certain maximum aggregate quantities and will end when the construction of the hydromet commercial processing facility is completed.  If, however, a conventional matte refinery is constructed, as referred to above, then this facility would be subject to an exemption order that would enable quantities of nickel in concentrate to be shipped out of the Province on an annual basis equivalent to the contained nickel in matte processed in the conventional matte refinery during such year.

Under the definitive agreements, VBNC and Inco will also be required, prior to the cessation of the Voisey’s Bay mining operations in the Province, subject to certain exceptions relating to the availability of such external sources, to bring into the Province for further processing at the hydromet or conventional matte processing facility to be constructed in the Province from sources outside the Province, in one or more intermediate forms, quantities of intermediate product, subject to certain annual minimum quantities, containing in total quantities of nickel and cobalt equivalents to what was shipped to Inco’s Ontario and Manitoba operations.  The definitive agreements also set forth:  (1) VBNC’s and Inco’s commitment to an underground exploration program covering the Voisey’s Bay deposits with the objective of discovering sufficient nickel-containing mineral reserves for processing beyond Phase I of the Voisey’s Bay property, (2) the terms under which processing of copper intermediate in the Province would be justified, and (3) the Province’s commitment to (i) a tax regime that will apply to the Voisey’s Bay property, (ii) electric power rates for the Voisey’s Bay property, and (iii) the issuance of the necessary permits and authorizations to enable the Voisey’s Bay property to proceed.  The definitive agreements also provide for programs and arrangements relating to employment and industrial benefits in connection with the construction and related aspects of the Voisey’s Bay property.  In addition, the definitive agreements include specific sanctions if VBNC and Inco were not to meet certain of its contractual obligations under such agreements, including the effective forfeiture of its lease to conduct mining operations in the Province.  All of the conditions to the completion of the definitive agreements, including securing acceptable financing arrangements, completing the feasibility study and the finalization and execution of the tax agreement among the Provincial Government, Inco and VBNC, have been met.

The Voisey’s Bay property is located in an area which is subject to recognized aboriginal land claims.  Effective July 29, 2002, the Labrador Inuit Association (the “LIA”) and the Innu of Labrador, represented by the Innu Nation, ratified agreements with Inco and VBNC with respect to: (1) certain payments to be made to each of the LIA and Innu Nation by VBNC over the life of the project, (2) programs related to training, employment and business opportunities to be created for the LIA and Innu Nation, and (3) the participation of each of the LIA and Innu Nation in environmental and certain other programs and procedures relating to the Voisey’s Bay property.

The LIA land claim has been concluded in 2004 and the and Innu Nation continue negotiations with the Government of Canada and the Provincial Government regarding comprehensive land claim agreements.

In June 1995, Archean and DFR amended the Labrador Option Agreement to clarify certain issues and grant Archean a mortgage on certain of the mineral claims and licenses covering the Voisey’s Bay property securing the payment of the Voisey’s Bay Royalty granted to it by DFR, under the terms of the Labrador Option Agreement.  On July 10, 2003, Archean transferred and assigned the Voisey’s Bay Royalty to LNRLP.

Accessibility, Climate, Local Resource, Infrastructure and Physiography

Recent public statements and project updates by VBNC and Inco indicate that a network of raised-gravel roads from the port at Edward’s Cove in Anaktalak Bay now provides access to the Voisey’s Bay property.  Access is also available from an all-weather 1,600 meter gravel-surfaced airstrip.  During the shipping season (June to December), the nearest community, Nain, is serviced by coastal freighter.

Northern Labrador represents a transition zone between Arctic and sub-Arctic climates.  In the fall and winter seasons, intense, low-pressure weather systems commonly bring gale to storm-force winds and heavy snow to the northern coast of Labrador.  Winds tend to be more moderate in summer.  The Voisey’s Bay area has experienced an average annual total precipitation of approximately 845 mm, comprised of 398 mm of rain and 447 mm of snow.  Typical of northern regions of Canada, the coldest months in the Voisey’s Bay area are January and February, when daily temperatures average -17°C.  July and August are the warmest months, with average temperatures of +10°C.  Seasonal extremes range between -39°C and +32°C.

The Main Block is generally sparsely treed with barren highlands to the east and west.  A central, north-south trending valley runs throughout, which is well treed, has widely spaced string bogs and is covered by thick overburden.  The mountainous region to the west is drained by three brooks, which empty through rocky, steep-

sided valleys into Voisey’s Bay.  Elevations on the Main Block extend from sea level to 175 meters at Discovery Hill and to 225 meters at the Eastern Deeps.  Maximum elevations in the area of the Voisey’s Bay property are found at Anaktalak Bay, with hills up to 500 meters.

History and Development Plan

What is now the Voisey’s Bay property was discovered in September 1993 by Archean, working on behalf of DFR during the course of a regional exploration program.  A gossan was discovered at what became known as Discovery Hill that sampled up to 6% Cu and up to 3% Ni.  Claims were staked in early 1994 and Archean then performed an initial ground horizontal-loop electromagnetic and magnetometer survey over the Discovery Hill and Ovoid deposits.  Drilling began in October 1994.  Hole VB94-02 intersected 71 meters grading 2.23% Ni, 1.47% Cu and 0.12% Co.  In January 1995, DFR reported the first intersection for the Ovoid deposit: DDH VB95-07 intersected 104.3 meters of massive sulphide.  In June 1995, Inco acquired a 25% interest in VBNC and an approximate 7% interest in DFR.  Baseline studies were then commenced.  In August 1996, Inco acquired the balance of VBNC.  VBNC is now a wholly-owned subsidiary of Inco.

By November 1996, VBNC and Inco had selected the smelter and refining complex site for processing concentrates from the Voisey’s Bay property.  By August 1999, the mine and mill/concentrator area had been released from further environmental assessment.  Negotiations with various governmental and aboriginal groups were pursued by VBNC and Inco.  In January 1998 negotiations towards a commercial agreement were suspended but in June 2001 the Provincial Government, Inco and VBNC resumed negotiations towards a commercial agreement.  The Statement of Principles was agreed upon on June 11, 2002.  On October 7, 2002, definitive agreements were signed.  On July 29, 2002 separate agreements between the LIA and Innu Nation with VBNC and Inco were ratified and made effective.  Construction began in mid-2003 for the mine and concentrator.  In August 2004, Inco publicly announced that the schedule for the development of the project will likely be advanced by six months, meaning that commissioning of the facilities in Labrador and Argentia could begin as early as August 2005.  Full commercial production is expected to be achieved during the Spring of 2006.

A summary of the drilling program on the Voisey’s Bay property is taken from the Inco Report and is summarized in the table below.

Voisey’s Bay Summary of Drilling
Period	Purpose	Holes	Meters	Core Size	Assayed Samples
Ovoid / Mini-Ovoid Drilling
1994-1998	Exploration	108	19,524	NQ	5,523
1995	Metallurgical Bulk Sample	29	4,436	HQ	257
1997	Metallurgical Bulk Sample	34	2,765	PQ	0
1997-1998	Pit Delineation Program	20	1,706	NQ	367
1997	Pit Wall Design	4	704	NQ	0
1997	Soil Testing	8	491	NQ, BQ	0
2002	Metallurgical Bulk Sample	63	6,605	PQ	0
2002	Pit Delineation Program	17	1,690	NQ	991
Total		266	37,957		6,147
Southeast Extension Drilling
1995-1998	Exploration	37	8,236	NQ	3,454
1997	Soil Testing	2	319	NQ, BQ	4

1997	Pit Delineation	3	259	NQ	105
1997	Exploration	5	639	NQ	162
2002	Exploration & Metallurgy	7	1,250	NQ	566
Total		55	10,703		4,291

Regional Geology

The regional geology is dominated by juxtaposed terranes of Archean and Proterozoic gneisses, extensively intruded by suites of troctolitic, gabbroic/anorthositic and granitic plutonic rocks.

The major structural feature in the region is a north-south trending collisional suture, juxtaposing Archean Nain Province gneisses to the east with Lower Proterozoic Churchill Province gneisses to the west.  The crustal suture was formed more than 1,800 million years ago.

The next major geological event occurred between 1,350 and 1,290 million years ago, when the area was intruded by massive volumes of magma resulting in the emplacement of widespread, batholithic intrusions.  These intrusions, collectively referred to as the Nain Plutonic Suite, include a spectrum of igneous rock types but consist mainly of anorthosite, troctolite, diorite and granite.

The gneisses and intrusive rocks of the Nain Plutonic Suite have been cut by a series of regional east-west lineaments, many of which show significant movement, and some of which cut and displace portions of the Nain Plutonic Suite.  Otherwise, there has been no major deformation since the emplacement of the Nain Plutonic Suite.  Mafic dikes occupy parts of these east-west structures.

The Voisey’s Bay deposit occurs in three intrusions.  The first comprises the large, easterly plunging, troctolite chamber overlying the Eastern Deeps deposit.  The second is the troctolite dike, commonly referred to as the “feeder dike” or “conduit”.  It extends north of the Eastern Deeps deposit as a thin, flat-lying body and then westward, with progressively steeper northerly dips eventually overturning to steep southerly dips.  The Ovoid, Mini-Ovoid and Discovery Hill deposits occur in the steep, north-dipping segment while the Reid Brook deposit occurs in the south-dipping portion.  The “conduit” ultimately approaches the top of the third body, the Western Deeps troctolite chamber below the Reid Brook deposit at a depth of about 1,000 meters.  The feeder dike joins the two chambers.

Mineralization

There are four principal types of sulphide mineralization at Voisey’s Bay: massive, leopard-textured, basal breccia, and disseminated in variable troctolite.  The last three types are interfingered and cannot be correlated as distinct units.  They have been combined and classified as disseminated sulphide in the geological model for the Ovoid, Mini-Ovoid and Southeast Extension deposits.  For the mineral resource estimates, the mineralization has been divided into two domains: massive sulphide and disseminated sulphides.  The contact between the massive and disseminated sulphides is sharp with very little inter-fingering.

Current work has divided the Voisey’s Bay property into six deposits: Discovery Hill, Eastern Deeps, Mini-Ovoid, Ovoid, Reid Brook, and Southeast Extension.  Deposits that occur within the feeder include the Reid Brook, Discovery Hill and the Ovoid/Mini-Ovoid.  The Eastern Deeps deposit occurs at the junction of a feeder dike with the Eastern Deeps chamber.  The Ovoid and Mini-Ovoid deposits and a portion of the southeast extension deposit constitute the mineralization contained within the proposed open pit for Phase I of the Voisey’s Bay property.

The Ovoid and Mini-Ovoid deposits form an elongate, tadpole-shaped feature with a length of 800 meters along a west-northwest axis and a maximum width of 350 meters, narrowing to less than 50 meters at its northwestern end.  Toward the western extension of the Ovoid deposit, the deposit becomes more elongate or trough-like in transition to the more dike-like form of the Discovery Hill deposit.  This area is known as the Mini-Ovoid deposit.  In the southeast corner of the Ovoid deposit, mineralized troctolite and basal breccias extend over a buried ridge of footwall gneiss that separates the Ovoid deposit from the Eastern Deeps deposit.  The Southeastern Extension mineralization averages between 50 and 100 meters thick and subcrops at the southeast end of the Ovoid deposit, plunging eastward to a depth of 450 meters.

Nickel distribution in massive sulphide is consistent throughout the Ovoid and Mini-Ovoid deposits.   Overall, the massive sulphide is composed of approximately 75% pyrrhotite/troilite, 12% pentlandite, 9% chalcopyrite/cubanite and contains 5% magnetite.

Because cobalt grades are closely correlated with those of nickel, cobalt shows a very similar pattern to nickel.  The significant concentration of cobalt in pentlandite suggests that nearly all cobalt occurs in this mineral.

Copper grades are considerably more variable than those of nickel.  Copper grades in massive sulphide are highest along the southwest side and central portion and lowest along the west, north and east sides of the Ovoid deposit.

Sampling and Analysis: Security of Samples

Inco has reported that all diamond drill holes were securely boxed at the drill site and transported to the exploration camp via helicopter by Archean and/or VBNC personnel.  Geologists would then log the holes recording lithology, descriptive text, structure, sulphide percentages and mineralogy.  The data was input into a BORISTM electronic database that interacts with the sample assay database.  A comprehensive training project insured that new personnel followed consistent logging and sampling practices.

All samples were appropriately flagged in the core boxes and a standardized sample labelling protocol was employed with the core split and preserved for future work.  Systematic collection of geotechnical data began in July 1995.  Data recorded included core recovery, rock quality designation, fracture frequency, characteristics and attitude, point load data, magnetic susceptibility and resistivity.  Efforts were made to take duplicate samples for analysis.  In 2002, an audit of the database was conducted and no sampling errors were found.  In addition, photographs were taken of all core.  According to the Inco Report, “The authors are not aware of any factors in the sampling procedures that could materially impact the accuracy/reliability of the mineral resource and mineral reserve estimates set forth in their report.”  The sample checks have demonstrated that the samples are representative of the mineralization and that there is no bias in the sampling.

Chemical analysis of sample pulps from all phases of diamond drilling at the Ovoid deposit were carried out by Chemex Labs Ltd. (“Chemex”) in Vancouver.

In 1995, Teck Corporation conducted a program of check analyses as part of its work.  A total of 200 samples from five holes in the Ovoid deposit previously analyzed by Chemex were re-analyzed by independent assay laboratories.  The program conducted by Teck Corporation corroborated Chemex’s nickel and copper assays but found a bias in cobalt values.  Inco carried out a similar program in 1996 and found a similar bias.  The cause of the bias in cobalt analyses was identified and previous results corrected.

Mineral Resources and Reserves

A mineral resource model was completed in January 1998 and upgraded to include the Southeast Extension deposit in April 1999.  This mineral resource model formed the basis for the mineral reserve estimate and mine plan used in the Inco March 2003 feasibility study and reported in the Inco Report.  The mineral resource estimate has been classified in accordance with the CIM Standards of Mineral Resources and Reserves Definitions and Guidelines as set out in NI 43-101.

The following historical table was taken from the Inco Report:

Voisey’s Bay Mineral Resource Estimate
Zone	Tonnes	Ni	Cu	Co	Category
Ovoid/Mini-Ovoid Massive	21,280,000	3.72%	2.17%	0.184%	Measured
Ovoid/Mini-Ovoid Disseminated	8,030,000	1.00%	0.67%	0.055%	Measured
Total Ovoid/Mini-Ovoid(1)	29,310,000	2.97%	1.76%	0.149%	Measured
Southeast Extension(2)	2,600,000	0.81%	0.47%	0.038%	Indicated
Total Measured and Indicated	31,910,000	2.79%	1.65%	0.140%

(1) All the blocks in the model are reported as a mineral resource i.e. no cut-off grade applied.

(2) Assuming selective mining of 10 x 10 x 5 meter blocks based on a 0.5% Ni cut-off grade.

Inco’s calculation of a mineral reserve represents a recovery of 95% of the mineral resource estimate.  The open pit deposits used a 10 x 10 x 5 meter high block size.

According to the Inco Report, the assumptions in the table below were only for open pit design used to derive the ultimate pit design as of August 31, 2003.

Inco’s Voisey’s Bay Economic Parameters for Ultimate Pit Definition
Nickel Price	$3.00/lb
Copper Price	$0.90/lb
Cobalt Price	$7.00/lb
Exchange Rate	US$0.66 = CAD$1.00
Mining Cost	CAD$3.34/tonne material
Milling Cost	CAD$13.01/tonne ore
Pit Slope	Hard rock slope angles varied from 43-53°; overburden slopes set at 17°
General and Administrative Costs (including on-site and off-site charges and are generally fixed costs)	CAD$13.33/tonne ore
Mill Recoveries and Concentrate Grades

100% massive sulphide recovery in open pit and a 72.4% recovery of the disseminated sulphide resource.  The Total Resource recovered and planned to be sent to the mill is estimated to be 29 million tonnes grading 2.99% Ni, 1.76% Cu and 0.15% Co.

Smelting-Refining-Freight	Includes allowances for penalties for deleterious elements (nickel in the copper concentrate).
Other	Includes an allowance for the net smelter royalty payment to LNRLP and an Inco technical/management fee.

Inco’s most recent public data in its 2004 annual report to shareholders states that the Voisey’s Bay project involves, as of year end 2004, an estimated Indicated Resource of 50 million tonnes grading 1.66% Ni, 0.78% Cu and 0.10% Co and an estimated Inferred Resource of 12 million tonnes grading 1.70% Ni, 0.70% Cu and 0.10% Co which are to be mined by both open pit and underground methods, in addition to its reported open pit Proven Reserves and Probable Reserves of 32 million tonnes grading 2.82% Ni, 1.54% Cu and 0.14% Co for the Ovoid, Mini-Ovoid and Southeast Extension deposits.

Operations

Mining Operations

According to the Inco Report, the following planned production schedule was used for purposes of mining the Reserves as of August 31, 2003:

Voisey’s Bay Proposed Mining Schedule
		Mineral Reserves				Waste
			Mill Head Grade
Mining Year	Block NSR Cut-off per tonne (CAD$)	Ore tonnes ’000s	Ni-%	Cu-%	Co-%	Rock tonnes ’000s	Overburden tonnes ’000s	Annual Total tonnes ’000s
2003-2005							6,200	6,200
2006	20.00	1,612	3.35	2.18	0.157	200	1,188	3,000
2007	15.00	1,944	3.67	2.33	0.172	77	2,579	4,600
2008	15.00	2,016	3.56	2.22	0.167	418	2,166	4,600
2009	15.00	2,131	3.33	1.89	0.165	1,441	1,028	4,600
2010	25.00	2,190	3.25	1.78	0.161	1,579	831	4,600
2011	25.00	2,190	3.25	1.90	0.160	1,619	2,391	6,200
2012	35.00	2,190	3.36	1.98	0.154	1,750	2,260	6,200
2013	32.00	2,400	3.08	1.67	0.156	2,295	1,505	6,200
2014	13.01	2,625	2.23	1.27	0.119	3,029	546	6,200
2015	13.01	2,625	2.23	1.29	0.115	2,257	118	5,000
2016	13.01	2,625	2.23	1.27	0.115	1,375	0	4,000
2017	13.01	2,554	2.30	1.36	0.119	1,446	0	4,000
2018	13.01	2,595	2.25	1.35	0.118	1,760	0	4,355
2019	13.01	722	2.34	1.30	0.123	267	0	989
Total / Average:		30,419	2.85	1.68	0.142	19,513	20,812	70,744

The Ovoid deposit is planned to be mined utilizing conventional open pit methods.  According to the Inco Report, VBNC intends to drill on five meter benches, with final walls being double (or quadruple) benched.  Material is planned to be loaded into 50 tonne haul trucks using wheel loaders and ore is planned to be hauled to the primary crusher located at the mill.  Waste rock and overburden is planned to be hauled and deposited on dumps located within close proximity to the pit.

As of March 25, 2005, VBNC’s website (www.vbnc.com) stated: “We currently estimate that a total investment of approximately CAD$3 billion will be made in mining and processing in the Province over the 30-year life of the Voisey’s Bay project”.  This is in contrast with the Inco Report which indicates a mine life of approximately 14 years for Phase I.

Processing

The selected metallurgical process for the concentrate is planned to include conventional crushing, wet grinding and differential flotation, using slaked lime for pH control throughout the circuit, to produce high-grade and middling nickel concentrates and a copper concentrate.  It is expected that thickeners and pressure filters will dewater these concentrates to produce damp filter cake for shipment to the property port and beyond.  The concentrator plant is planned to commence operations at a feed rate of 6,000 tonnes per day and is planned to be upgraded to 7,200 tonnes per day in the second half of the Ovoid deposit mine life as the ore grade decreases.

The Inco Report estimates total capital costs to be CAD$2.33 billion over the life of the Voisey’s Bay project, of which approximately CAD$900 million will be spent on Phase I.  The only phase of the Voisey’s Bay project that is addressed in great detail in the Inco Report as of August 31, 2003 is Phase I.

Inco estimates, in the Inco Report, that the operating costs per pound of nickel for Phase I of the Voisey’s Bay project to be incurred by VBNC are $0.93/lb Ni net of by-product credits and $1.65/lb Ni excluding by-product credits.  On a cost per tonne of ore basis, the distribution of these on-site costs are presented below.

Voisey’s Bay Estimated Operating Costs
Operating Costs	CAD$/Tonne Ore
Mining	8.68
Concentrator	12.60
VBNC General and Administrative	17.33
Owner’s Costs	2.14
Freight to Supply Site	4.57
Total Operating Costs	45.32

Inco projected, in the Inco Report, that if the hydromet technology is commercially feasible, the processing costs to be incurred by VBNC over the period of operation of that facility are estimated to be $33.06 per tonne of ore processed.

During Phase I of the Voisey’s Bay project, the property is expected to produce two nickel concentrates which will also contain cobalt and which are to be processed at Inco’s Sudbury and Thompson operations until the hydromet commercial plant is operational in 2012 and thereafter (Phase II) the property will produce finished nickel and cobalt products, subject to hydromet processing technologies meeting certain technological and/or economic feasibility requirements.  Copper concentrate is expected to be produced and sold to companies with copper smelting and refining facilities over the life of the Voisey’s Bay project.

According to the Inco Report, over Phase I, the Voisey’s Bay mine project is expected to produce an average of 110 million pounds of nickel per year plus 85 million pounds of copper and 5 million pounds of cobalt per year.

The Voisey’s Bay Royalty is expected to begin paying during the first quarter of 2006.  During the first 13 years of operations of the Voisey’s Bay property, the Company projects that its share of the proceeds payable to LNRLP will range from CAD$14.02 to CAD$21.40 million per year, with an average of CAD$16.40 million per year on a pre-tax basis, after withholding of the Labrador mineral royalty tax, and assuming a US$/CAD$ exchange rate of 0.75. The Voisey’s Bay Royalty is most sensitive to nickel prices.

The cash flow model in the table below as set out in the Qualifying Report assumes different prices from those set out in the Inco Report.

Voisey’s Bay Property Cash Flow (calculated with respect to the Company’s indirect 2.7% interest) taken from the Qualifying Report

		Units	Total or Avg.	Pre-production… 2004 2005		VBNC Project Start. 2006 2007		2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Metal Prices
Nickel		S/lb	4.40	-	-	5.00	5.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00
Copper		S/lb	1.00	-	-	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Cobalt		S/lb	15.00	-	-	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00
Ore Treated
Tons Processed		kt	29,697	0	0	1,612	1,944	2,016	2,131	2,190	2,190	2,190	2,400	2,625	2,625	2,625	2,554	2,595
Ore Grade
	Nickel	%	2.86%	0.00%	0.00%	3.35%	3.67%	3.56%	3.33%	3.25%	3.25%	3.36%	3.08%	2.23%	2.23%	2.23%	2.30%	2.25%
	Copper	%	1.68%	0.00%	0.00%	2.18%	2.33%	2.22%	1.89%	1.78%	1.90%	1.98%	1.67%	1.27%	1.29%	1.27%	1.36%	1.36%
	Cobalt	%	0.14%	0.00%	0.00%	0.16%	0.17%	0.17%	0.17%	0.17%	0.16%	0.15%	0.16%	0.12%	0.12%	0.12%	0.12%	0.12%
Contained Metal
	Nickel	klb	1,875,397	0	0	119,053	157,287	158,223	156,443	156,912	156,912	162,223	162,964	129,052	129,052	129,052	129,503	128,721
	Copper	klb	1,102,445	0	0	77,473	99,858	98,667	88,792	85,940	91,733	95,596	88,360	73,496	74,653	73,496	76,575	77,805
	Cobalt	klb	93,784	0	0	5,686	7,286	7,556	7,987	8,208	7,725	7,435	8,254	6,887	6,655	6,655	6,700	6,751
Process
Nickel Concentrate		K dmt	3,864	0	0	241	316	319	321	322	320	329	334	261	280	281	280	261
Copper Concentrate		K dmt	1,313	0	0	92	118	117	106	102	109	114	105	88	89	88	91	93
	Tails	K dmt	24,520	0	0	1,279	1,510	1,581	1,705	1,766	1,761	1,747	1,961	2,276	2,256	2,256	2,183	2,240
	Total	K dmt	29,697	0	0	1,612	1,944	2,016	2,131	2,190	2,190	2,190	2,400	2,625	2,625	2,625	2,554	2,595
Gross Revenue
Nickel Concentrate		$000	7,993,115	0	0	595,214	790,371	656,832	651,749	652,600	652,307	668,589	677,978	531,061	528,178	528,141	531,421	528,674
Copper Concentrate		$000	897,795	0	0	63,386	81,677	80,824	72,553	69,950	74,998	78,251	72,072	59,542	60,211	59,361	61,882	63,089
	Total	$000	8,890,910	0	0	658,600	872,048	737,656	724,302	722,551	727,305	746,840	750,051	590,602	588,388	587,502	593,303	591,763
Smelting, Refining, Freight & Marketing Costs
	Total	$000	1,487,617	0	0	98,132	129,110	129,457	126,591	126,165	127,294	125,935	124,863	98,259	100,668	100,632	101,364	99,146
Net Smelter Return		$000	7,403,293	0	0	560,468	742,938	608,199	597,711	596,385	600,010	620,904	625,187	492,343	487,721	486,870	491,939	492,617
NSR Royalty Cash Flow
Royalty @ 2.7%		$000	199,889	0	0	15,133	20,059	16,421	16,138	16,102	16,200	16,764	16,880	13,293	13,168	13,145	13,282	13,301
Costs
	Acquisition	$000	135,000	135,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Labrador Tax @ 20%		$000	39,978	0	0	3,027	4,012	3,284	3,228	3,220	3,240	3,353	3,376	2,659	2,634	2,629	2,656	2,660
	Costs	$000	174,978	135,000	0	3,027	4,012	3,284	3,228	3,220	3,240	3,353	3,376	2,659	2,634	2,629	2,656	2,660

Royalty Cash Flow*		$000	159,911	(135,000)	0	12,106	16,047	13,137	12,911	12,882	12,960	13,412	13,504	10,635	10,535	10,516	10,626	10,641
		CAD$000	213,215	(180,000)	0	16,141	21,397	17,516	17,214	17,176	17,280	17,882	18,005	14,179	14,046	14,022	14,168	14,187
	CAD$1.00=US$0.75
*For Years 2006 - 2018 only

Expected Royalty Cash Flow Sensitivity to Nickel Price

2006 Ni Price ($/Lb)						2007 Ni Price ($/Lb)
$3.00	$4.00	$5.00	$6.00	$7.00	$3.00	$4.00	$5.00	$6.00	$7.00
Revenues ($ millions)					Revenues ($ millions)
7.68	9.89	12.11	14.32	16.54	10.16	13.10	16.05	18.99	21.93

Williams Royalty

The following information relating to the Williams gold mine (the “Williams Mine”) was taken from information publicly disclosed by Teck Cominco Limited (“Teck Cominco”) including Teck Cominco’s 2003 annual information form dated February 20, 2004.  Teck Cominco has not reviewed this annual information form and takes no responsibility nor assumes any liability for the statements herein.  No express or implied representation or warranty has been made by Teck Cominco that the contents of this annual information form are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

The Company owns a 0.25% NSR royalty (the “Williams Royalty”) on the Williams Mine in the Township of Bomby, District of Thunderbay, Ontario, Canada, approximately 35 kilometers east of the town of Marathon.  The Williams Mine is currently owned and operated equally by Teck Cominco and Homestake Canada Inc., a wholly-owned subsidiary of Barrick Gold Corporation, and is subject to a total 2.25% NSR royalty.  The Williams Mine has been operating since the fall of 1985.

The Company acquired the Williams Royalty on August 12, 2003 from an individual for cash consideration of $2,876,722 and the issuance of the Williams Mine Warrants.

The Williams Mine is comprised of 11 patented claims and six leased claims covering approximately 270 hectares.  These claims include: TB 32051, TB 32052, TB 32053, TB 32054, TB 32154, TB 32155, TB 32055, TB 32156, TB 32157, TB 32158, and TB 32159.

The Williams Mine lies adjacent to the Trans-Canada Highway in the Hemlo mining district and operates throughout the year.  The Williams Mine operates under certificates of approval for industrial wastewater and air, which are administered by the provincial regulatory authorities, and all necessary permits and certificates that are material to the operation are in place.

The Williams Mine has been in continuous production since December 1985 with the following results:

Williams Mine Historical Production
Year	Tonnes Milled (‘000)	Gold Grade G/T	Recovery Rate %	Gold Ounces (‘000)	Cash Costs(1) US$/Oz
1985	149	N/A	N/A	10	N/A
1986	1,356	5.3	91.7	233	223
1987	1,224	7.6	94.2	281	194
1988	1,542	8.1	94.2	379	194
1989	1,923	8.4	95.0	494	194
1990	2,281	8.5	95.0	594	164
1991	2,185	7.8	95.0	519	174
1992	2,300	7.0	95.4	497	188
1993	2,320	6.9	95.4	492	186
1994	2,303	6.3	95.4	445	191

1995	2,366	5.6	95.0	405	216
1996	2,343	5.7	95.3	411	218
1997	2,409	5.5	94.9	402	224
1998	2,468	5.2	94.7	390	212
1999	2,432	5.7	95.2	424	200
2000	2,497	5.4	95.0	414	192
2001	3,038	4.9	93.1	446	187
2002	3,029	4.4	94.6	405	219
2003(2)	N/A	N/A	N/A	N/A	N/A
2004(2)	N/A	N/A	N/A	N/A	N/A

 () During this period of time, the definition of cash cost has been standardized.  Therefore, the earlier cash costs may not be directly comparable on a year-to-year basis.

(2) During 2003 and 2004, the operator commingled ore from the Williams Mine and the David Bell mine and did not provide data specific to the Williams Mine.

As of December 31, 2004, Teck Cominco reported in its annual report that the Williams Mine hosted underground Proven and Probable Reserves of 5,740,000 tonnes grading 5.38 g/t Au for 993,600 ounces of gold.  Additional open pit reserves total 17,890,000 tonnes grading 1.67 g/t Au for an additional 961,300 ounces of gold.  These reserves were calculated using a US$350 per ounce gold price.  Measured and Indicated Resources total 8,600,000 tonnes grading 3.76 g/t Au for 1,039,100 ounces.  An additional Inferred Resources of 7,680,000 tonnes grading 4.94 g/t Au is also reported.

The Williams Mine is primarily an underground operation with some open-pit mining.  The underground mine is accessed by a 1,300 meter production shaft and mining is carried out by long hole stoping with paste backfill.

The Williams Mine and the David Bell mine share milling, processing and tailings facilities.  Crushed ore is conveyed from the mine head frame to a coarse ore bin.  The coarse ore is then conveyed to a two-stage semi-autogenous ball mill run in conjunction with a ball mill.  After grinding, the pulp is thickened prior to pre-aeration and leaching for gold extraction by carbon-in-pulp processes.  The carbon is then stripped of its gold content and the gold is recovered by electrowinning.  Approximately 20% of the gold is recovered by a gravity circuit.  The recovered gold is smelted into doré on site and shipped to an outside refinery for processing into bullion.

The Williams mill was initially commissioned at a processing rate of approximately 3,000 tonnes per day and capacity was expanded to 6,000 tonnes per day in late 1988.  The Williams mill presently operates at the rate of approximately 10,000 tonnes per day.  According to Teck Cominco, the Williams Mine has a remaining mine life of over 10 years.

Power for the operation at the Williams Mine is taken from the Ontario Hydro grid.  Water requirements are sourced from Cedar Creek.  Personnel from the Williams Mine live in nearby areas, with the majority living in Marathon, Ontario.

In 2002, a new tertiary grinding circuit was commissioned successfully in the first quarter.  This increased the fineness of grind and allowed gold recovery rates to return to historical levels at the current milling rate.  The $8 million project was completed in 26 weeks, ahead of schedule and under budget.

During the past five years, the Williams Royalty has paid the following amounts:

Williams Mine Royalty Receipts
Year	Royalty Receipts CAD$	Gold Price US$/Oz (2)
2000(1)	411,595	279.03
2001(1)	472,721	270.99
2002(1)	490,421	309.97
2003(1)	562,004	363.51
2004	463,753	409.15

(1) Amounts paid to the previous owner.  The Company began to receive the Williams Royalty payments in the third quarter of 2003. Of the CAD$562,004 paid in 2003, CAD$238,799 was received by the Company.

(2) Simple average of the annual London Gold P.M. Fix.

Other Royalty Interests

Livermore Royalty Portfolio

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States from John S. Livermore for cash consideration of $520,000.

A brief description (including the name of the property subject to each royalty) of the royalties acquired by the Company from John S. Livermore is provided below.

Livermore Royalty Portfolio
Property	Location	Royalty	Operator	Status	Commodity
Hasbrouck Mountain	Nevada, United States	1.5% NSR	Vista Gold Corporation	Feasibility	Au, Ag
Pinson	Nevada, United States	3.0% NSR	Atna Resources	Exploration	Au

Neither of the royalties acquired from John S. Livermore is subject to any buy-down right, claw-back right or pre-emptive right.

According to publicly disclosed information, Atna Resources Ltd. (“Atna”), the operator of the Pinson property, which is located in the Getchell trend of Nevada, is acquiring an initial 70% in the property by spending $12 million over four years with a commitment to spend $1.5 million in the first year.  Upon Atna’s vesting with a 70% interest and delivering a preliminary feasibility study, Barrick Gold Corporation, through its wholly-owned subsidiary, Pinson Mining Company, may elect to: (1) back in to a 70% interest by spending an additional $30 million on the property over a three year period, or (2) form a 70:30 joint venture, with Atna holding a 70% interest as operator and each party contributing its share of further expenditures, or (3) sell its remaining 30% interest to Atna for $15 million.  Atna intends to explore the potential for the underground development of several known zones of high-grade mineralization that dip below the historic Pinson open pit mines and are believed to potentially host in excess of one million ounces of gold.  The drilling of a total of 29 holes, including 20,000 meters of reverse circulation pre-collars and 10,000 feet of core tails, was started in 2004.  A news release dated November 22, 2004 issued by Atna disclosed results from seven holes, the best intersection of which was 23.4 meters grading 13.95 grams/ton gold.

Hecla Mining Company Royalty Portfolio

On February 22, 2005, the Company acquired from Hecla Mining Company (“Hecla”) a portfolio of 14 mineral royalties.  The purchase price was $550,000 payable by the issue of 158,566 Common Shares valued at the IPO Price.  Hecla has agreed to provide the Company with a right of first offer with respect to the Common Shares issued to Hecla for the purchase of the 14 mineral royalties.

A brief description (including the name of the property subject to each royalty) of the royalties acquired by the Company from Hecla is provided below.

Hecla Mining Company Royalty Portfolio
Property	Location	Royalty	Operator	Status	Commodity
Alto Dorado	Peru	2.5% NSR	Candente Resources	Exploration	Au, Cu
Ambrosia Lake	New Mexico, United States	2.0% GOR	Unknown	Exploration	U
Apex	Utah, United States	3.0% Capped NSR	Unknown	Exploration	Ga, Ge, Cu
Clear	Nevada, United States	3.0% NSR	Minefinders Corp.	Exploration	Au
Dottie	Nevada, United States	3.0% NSR	Minefinders Corp.	Exploration	Au
Gutsy	Nevada, United States	3.0% NSR	Minefinders Corp.	Exploration	Au
Liard / Schaft Creek	British Columbia, Canada	3.5% NPR	Teck Cominco	Exploration	Cu, Mo, Au
Longton /Triple W	Oklahoma, United States	0.0625% Working Interest	Geodome Petroleum	Producer	Oil
Oro Blanco	Arizona, United States	3.0% NSR	Minefinders Corp.	Exploration	Au, Ag
Soledad Mountain	California, United States	Capped Sliding Scale NSR	Golden Queen Mining	Feasibility	Au, Ag
Trenton Canyon	Nevada, United States	3.0% GR	Newmont Mining	Development	precious metals(1)
Trenton Canyon	Nevada, United States	10.0% NPI	Newmont Mining	Development	non-precious metals(2)
Wheeler 7U-1	Colorado, United States	0.00015672 Working Interest	Texaco Exploration	Producer	Gas
Yellowknife Lithium	Northwest Territories, Canada	2.0% NPR	Erex International	Exploration	Li

(1) Products from properties from which greater than 60% of the revenues are projected to be derived from the production and sale of gold and silver according to the feasibility study upon which a production decision is based.

(2) Products from properties from which less than 60% of the revenues are projected to be derived from the production and sale of gold and silver according to the feasibility study upon which a production decision is based.

With the exception of the royalty on the Alto Dorado gold-silver exploration property, which is subject to a buy-back right, none of the royalties acquired from Hecla are subject to any pre-emptive right, buy-back right or claw-back right.

A significant royalty in the Hecla portfolio is on the Alto Dorado property located in northern Peru.  The operator, Candente Resources Corporation (“Candente”), has publicly reported that the current land position encompasses 2,400 hectares (6,000 acres) but the royalty also applies to an additional three kilometer area of mutual interest.  Candente publicly reported that on June 1, 2002, Candente entered into an agreement with Hecla to acquire a 100% interest in the Alto Dorado property for consideration including a 2.5% NSR royalty.  If Candente sells any interest in the Alto Dorado property to another party, 25% of any cash payment or shares of any company (less annual vigencia payments) received as consideration are to be paid to the holder of the royalty if the sale is within the first year, declining to 20% if the sale is in the second year, 15% if the sale is in the third year and 10% if the sale is in the fourth year.  The NSR royalty can be reduced from 2.5% to 1.0%, by paying the amount of $1.5 million.  The cash equivalent value of any consideration paid by Candente will be applied to the NSR royalty buy-back right.

Candente has also publicly reported that the Alto Dorado property hosts both high sulphidation and porphyry gold targets similar to those found at the Pierina and Yanacocha mines located in Peru and is located halfway between the Yanacocha and Pierina mines and 36 kilometers south-southeast of the Alto Chicama property.

The Alto Dorado property has no known Resources or Reserves.

Hunter Exploration Group Royalty Portfolio

On February 22, 2005, the Company acquired from parties represented by the Hunter Exploration Group (the “Hunter Group”) one half of their interests in gross overriding royalties in respect of diamonds on approximately 20 million acres (8.297 million hectares) of prospective diamond exploration lands in Nunavut Territory in the eastern Arctic region of Canada.  The purchase price for these 17 royalties was CAD$5 million paid by the issue of 1,162,791 of Common Shares valued at the IPO Price.  The royalties acquired from the Hunter Group range from 1.0% to 1.25% GOR.

The Hunter Group acquisition took the form of four separate transactions, all dated February 22, 2005.  These transactions were between the Company and:

a)

Stuart Angus, Henry Awmack, Bernice Kosiur, Donald McInnes, Catherine McLeod-Seltzer, Peter Robson, Graham Scott, Kelly Taylor, John S. Brock Limited, Lawrence Barry, John Robins, Adam Vary, 344967 BC Ltd. and 524520 BC Ltd. (“Aviat One” transaction);

b)

524520 BC Ltd., 344967 BC Ltd. and Adam Vary (“Melville” transaction);

c)

524520 BC Ltd., 344967 BC Ltd. and Adam Vary (“Coronation” transaction); and

d)

524520 BC Ltd., 344967 BC Ltd., Adam Vary, Bill Whitehead, Peter Robson, Stuart Angus, Graham Scott and John Robbins (“Dirty Shovel” transaction).

The consideration paid was allocated between each of the transactions as follows:

Transaction	Acquisition Cost (CAD$)	Number of Common Shares Issued

Aviat One	1,800,000	418,605
Melville	133,334	31,008
Coronation	3,000,000	697,674
Dirty Shovel	66,666	15,504

Total	5,000,000	1,162,791

A brief description (including the name of the property subject to each royalty) of the royalties acquired by the Company from the Hunter Group is provided below.

Hunter Exploration Group Royalty Portfolio
Property	Location	Royalty	Operators	Commodity	Transaction
Aviat One	Melville Peninsula Nunavut, Canada	1% GOR	Stornoway Diamond BHP Billiton Hunter Exploration	Diamonds	Aviat One
Aviat Two	Melville Peninsula, Nunavut, Canada	1% GOR	Stornoway Diamond, BHP Billiton, Hunter Exploration	Diamonds	Melville
Barrow Lake and North Kellet River	Boothia Peninsula, Nunavut, Canada	1% GOR	Indicator Exploration Hunter Exploration	Diamonds	Coronation
Bear	Coronation Gulf, Nunavut, Canada	1% GOR	Stornoway Diamond Strongbow Exploration	Diamonds	Coronation
Boothia Peninsula	Boothia Peninsula Nunavut, Canada	1% GOR	Indicator Exploration Hunter Exploration	Diamonds	Coronation
Churchill	Churchill District, Nunavut, Canada	1% GOR	Shear Minerals Stornoway Diamond BHP Billiton	Diamonds	Coronation
Churchill West	Churchill District, Nunavut, Canada	1% GOR	International Samuel Shear Minerals Stornoway Diamond BHP Billiton	Diamonds	Coronation
Dirty Shovel	Melville, Nunavut, Canada	1% GOR	BHP Billiton	Diamonds	Dirty Shovel

Fury, Sarcpa and Gem	Melville Regional Nunavut, Canada	1% GOR	Strongbow Exploration NDT Ventures	Diamonds	Melville
Hayes River	Boothia Peninsula, Nunavut, Canada	1% GOR	Indicator Exploration Hunter Exploration	Diamonds	Coronation
Jewel	Coronation Gulf, Nunavut, Canada	1% GOR	Stornoway Diamond Strongbow Exploration	Diamonds	Coronation
Jubilee	Coronation Gulf, Nunavut, Canada	0.5% GOR	Stornoway Diamond International Samuel Nordic Diamonds	Diamonds	Coronation
Melville	Melville, Nunavut, Canada	1% GOR	Strongbow Exploration Stornoway Diamond Hunter Exploration	Diamonds	Melville
Naniruaq and Qulliq	Boothia Peninsula, Nunavut, Canada	1% GOR	Indicator Exploration International Samuel Hunter Exploration	Diamonds	Coronation
Peregrine	Coronation Gulf, Nunavut, Canada	1% GOR	Diamondex Resources Stornoway Diamond	Diamonds	Coronation
Princess, Marquis & Crown	Coronation Gulf, Nunavut Canada	1% GOR	Stornoway Diamond	Diamonds	Coronation
Repulse Bay Area	Boothia Peninsula, Nunavut, Canada	1% GOR	Indicator Exploration Hunter Exploration	Diamonds	Coronation

None of the royalties acquired from the Hunter Group are subject to pre-emptive or claw-back rights with the exception of Dirty Shovel, which is subject to a pre-emptive right.  The following properties are subject to buy-back rights for the benefit of the operator of the property: Bear, Fury, Sarcpa and Gem, Jewel, Melville, Peregrine, and Princess, Marquis & Crown.

According to a news release dated December 14, 2004 of Stornoway Diamond Corporation, exploration has successfully defined six kimberlite pipes on the Aviat One property, all of which are diamondiferous.  An additional 22 kimberlite pipes have been discovered on the Churchill property plus two more kimberlite pipes on the Churchill West property.  Collectively, more than 150 targets have been identified, many of which will be tested in extensive drilling campaigns planned by the operators during the spring of 2005.

Pending Royalty Acquisitions

BHP Billiton Royalty Portfolio

On November 15, 2004, the Company signed a letter agreement with BHP Billiton World Exploration Inc. and several of its affiliates (“BHP Billiton”) (superseded by a definitive agreement dated as of March 18,

2005) to acquire a mineral portfolio of 23 royalty interests.  Consideration to be paid is $1,240,000, consisting of $615,000 to be paid in cash and $625,000 in Common Shares valued at the IPO Price.  The transaction is expected to close in April, 2005.  The portfolio contains various types of royalties on five feasibility-stage and 18 exploration-stage properties being explored for copper, diamonds, gold, molybdenum, non-metallics, nickel, platinoids, silver or zinc.  BHP Billiton has agreed to provide the Company with a right of first offer with respect to the Common Shares issued to BHP Billiton for the purchase of the 23 mineral royalties.  These properties are located predominantly in Australia and Canada but also are located in Brazil, Burkina Faso, Ghana, Mexico, Russia, Tunisia and the United States.  A brief description (including the name of the property subject to each royalty) of the royalties to be acquired by the Company from BHP Billiton is provided below.

BHP Billiton Royalties
Property	Location	Royalty	Operator	Status	Commodity
12 Mile Creek	Queensland, Australia	2.5% NSR	Glengarry Resources	Exploration	Cu, Au
Abitibi Extension	Quebec, Canada	2.0% NSR	Eastmain Resources	Exploration	Zn, Cu, Au, Diamonds
Almaden -1	Oaxaca, Mexico	2.0% NSR	Almaden Minerals	Exploration	Cu, Au
Almaden -2	Oaxaca, Mexico	1.0% GOR	Almaden Minerals	Exploration	Diamonds, Non-metallic
Belahouro	Burkina Faso	2.5% GSR	Resolute (West Africa) Limited	Feasibility	Au
Caber	Quebec, Canada	1.0% NSR	Metco Resources	Feasibility	Zn, Cu, Au, Ag
Eastern Canada Recon	Quebec, Ontario and New Brunswick, Canada	3.0% NSR	Eastmain Resources	Exploration	Au, Diamonds
Expo	British Columbia, Canada	10.0% NPI	Lumina Copper	Exploration	Cu, Au
Island Mountain (Poorman Creek)	Nevada, United States	2.0% NSR	Gateway Gold	Exploration	Au
Kubi Village	Ghana	3.0% NPI	AngloGold Ashanti	Feasibility	Au
Mara Rosa	Goias, Brazil	1.0% NSR	Amarillo Gold	Feasibility	Au
Pana - 1	Russia	0.75% - 1.0% NSR	Barrick Gold	Exploration	PGM, Ni, Cu, Au, Ag
Pana - 2	Russia	0.5% NSR	Barrick Gold	Exploration	PGM, Ni, Cu, Au, Ag
Pana - 3	Russia	1.25% - 1.50% NSR	Barrick Gold	Exploration	PGM, Ni, Cu, Au, Ag
Qimmiq - 1	Nunavut, Canada	1.0%-3.0% NSR	Commander Resources	Exploration	Au

Qimmiq - 2	Nunavut, Canada	2.0% NSR	Commander Resources	Exploration	Au
Qimmiq - 3	Nunavut, Canada	1.0% GOR	Commander Resources	Exploration	Au
Railroad	New Brunswick, Canada	3.0% NSR	Eastmain Resources	Exploration	Zn, Pb, Ag
Selwyn Greenfield	Queensland, Australia	Capped Australian Dollar $1.10/tonne	Ivanhoe Mines	Exploration	Cu, Au
Tingley Brook	New Brunswick, Canada	3.0% NSR	Eastmain Resources	Exploration	Zn, Cu, Ag, Pb
Tropico	Sinaloa, Mexico	2.25% NSR	Almaden Minerals	Exploration	PGM
Trozza	Tunisia	2.5% NSR	Albidon Ltd.	Exploration	Zn
Ulu	Nunavut, Canada	5.0% NSR	Wolfden Resources	Feasibility	Au

The definitive agreement with BHP Billiton provides that in the event a current operator of any of the properties which is subject to a royalty to be acquired from BHP Billiton exercises its buy-down right in respect of all or any part of the royalty, then the purchase price to be paid by the Company to BHP Billiton will be adjusted in accordance with the terms of the letter agreement.  Six royalties (Abitibi Extension, Caber, Eastern Canada Recon, Kubi Village, Railroad and Tingley Brook) are subject to buy-down rights.

Certain of the royalties (Almaden-1, Almaden-2, Pana-1, Pana-2, Pana-3, Qimmiq-1, Qimmiq-2 and Qimmiq-3) are subject to pre-emptive rights for the benefit of the operators.  BHP Billiton has also retained the right to claw-back the royalty in respect of the Trozza property.  Pursuant to the terms of the definitive agreement, the Company will be paid compensation equal to twice the purchase price allocated to the particular royalty if the claw-back occurs within five years after the closing date of the purchase of the royalties (or three times such price if the claw-back is exercised more than five years after the closing date of the purchase of the royalties).

B.C. Coal Royalty Portfolio

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty of the FOB (Free on Board) price of product tonnes of coal produced from the Wolverine and Brazion properties located in north eastern British Columbia.  Consideration to be paid is CAD$312,500 in cash and CAD$937,500 in Common Shares valued at the IPO Price.  Pursuant to an escrow agreement between the parties dated February 22, 2005, the cash and 218,023 Common Shares is being held in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”).  On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside.  The Company has reviewed the petition and supporting affidavits filed by Western and believes that the position taken by Western is without merit.  The Company will take steps to be joined in the proceeding and will vigorously pursue all legal avenues available to protect its interests.

The Wolverine and Brazion properties are located in the Liard Mining Division.  The three Wolverine properties are approximately 23 kilometers west of Tumbler Ridge.  The Brazion property is located southwest of Chetwynd.  A brief description of the properties subject to the royalty being acquired by the Company from David Fawcett is provided below.

B.C. Coal Royalty Portfolio
Project	Property	Tenure No.	Hectares	Acres
Wolverine	Mount Speiker	381711 to 381717, 37597, 379598 and 379600	Approx 3,000	Approx 7,413
Wolverine	Perry Creek	379594 to 379596, 379601, 383177 to 383179 and three other licenses under application.	Approx 3,000	Approx 7,413
Wolverine	Hermann	383180 to 383183	Approx 1,200	Approx 2,965
Brazion	West Brazion	379579 to 379582 and 379585	Approx 2,500	Approx 6,177

The royalty being acquired from David Fawcett is not subject to any buy-down right, claw-back right or pre-emptive right.

According to a technical report dated October 1, 2004 (the “Weir Report”) filed in accordance with the resource and reserve requirements of NI 43-101 on behalf of Western Canadian Coal Corp. and prepared by Weir International Mining Consultants for inclusion in an admission document as disclosed in a material change report filed by Western Canadian Coal Corp. at www.sedar.com on October 8, 2004, the following Resource estimates were reported for the Wolverine properties:

In Place Resources Tonnes (Millions)

Zone	Proven	Probable	Total
Perry Creek	18.53	14.20	32.73
EB Trend(1)	-	16.57	16.60

Total	18.53	30.77	49.30

(1) The EB Trend is located on the Mount Speiker property.

Recoverable Tonnes (Millions)

Zone	Thermal Coal - ROM	Thermal Coal – Clean	Metallurgical Coal - ROM	Metallurgical Coal -Clean
Perry Creek	0.27	0.18	17.16	10.93
EB Trend	0.13	0.09	8.07	4.69

Total	0.40	0.27	25.23	15.62

Western Canadian Coal Corp. has not reviewed this annual information form and takes no responsibility nor assumes any liability for the statements herein.  No express or implied representation or warranty has been made by Western Canadian Coal Corp. that the contents of this annual information form are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

The operator of the Wolverine properties, Western Canadian Coal Corp., has publicly announced plans to build a coal preparation plant at Perry Creek by mid- 2006.  Western Canadian Coal Corp. has publicly stated that it expects permits for the anticipated operation by the first half of 2005 and that it expects to sell 1.6 million tonnes of clean metallurgical coal per year starting in 2007.  The Wolverine properties have been the subject of a feasibility study completed by Norwest Corporation and Cochrane Engineering.  Western Canadian Coal Corp. announced in a press release issued on December 16, 2004 a six year purchase agreement for PCI (“pulverized coal injection”) coal from its current operation at Burnt River (which is located on the Brazion property, but is not subject to the royalty being acquired from Fawcett) as well as metallurgical coal from its planned operations at Perry Creek.

The following table sets forth the proposed production schedule for Perry Creek and EB Trend properties as reported in the Weir Report (in thousands of tonnes):

Total Production	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Thermal Coal	0	40	44	29	19	23	27	23	28	35	19	7
Metallurgical Coal	0	1,154	1,565	1,595	1,664	1,698	1,697	1,655	1,574	1,345	1,545	1,187
Total Clean Coal	0	1,194	1,609	1,624	1,683	1,721	1,724	1,678	1,602	1,380	1,564	1,194

Information on Royalty Portfolios’ Mineral Properties

Based upon public disclosure by the various operators of mineral properties referred to in this section “Description Of The Business”: (i) it has been estimated that at least $43 million in exploration and feasibility work will have been conducted on such properties during 2004; (ii) there are approximately 5.9 million ounces of Reserves, 7.3 million ounces of Measured Resources and Indicated Resources and 3.9 million ounces of Inferred Resources on gold exploration properties; and (iii) the total combined area of all mineral properties is greater than 23 million acres.

RISK FACTORS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.  This discussion should be read in conjunction with material contained in other sections of this annual information form.

Limited History of Operations

The Company has a limited history of performance and earnings.

Reliance on Management

The Company is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of the Company are of key importance.  The Company has not obtained “key man” insurance for any members of its management.

Government Regulation

The properties on which the Company holds royalty interests are located in multiple legal jurisdictions and political systems.  Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of the Company and may adversely affect its business.

Limited Access to Data Regarding Operation of Mines

As a royalty holder, the Company neither serves as the mine’s operator nor does the Company have any input into how the operations are conducted.  As such, the Company has varying access to data on the operations or to the actual properties themselves.  This could affect its ability to assess the value of the royalty interest or enhance the royalty’s performance.  It is difficult or impossible for the Company to ensure that the properties are operated in its best interest.  As well, most of the information regarding mining operations provided by the Company in this prospectus was taken from publicly available documents and the Company is unable to verify the accuracy of such information.

The Company’s royalty payments may be calculated by the royalty payors in a manner different from the Company’s projections.  The Company may or may not have rights of audit with respect to such royalty interests.

Permits and Licenses

The mine operations may require licenses and permits from various governmental authorities.  There can be no assurance that the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results.  There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Uncertainty of Exploration Results

Exploration for minerals, precious gems and energy resources is a speculative venture necessarily involving substantial risk.  There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals or precious gems on lands where the Company holds royalties.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Competition

The mining industry, and more specifically, the royalty business, is intensely competitive and the Company must compete in all aspects of its operations.  There are a number of established mining and royalty companies with substantial capabilities and greater financial and technical resources than the Company.  The Company may be unable to acquire additional attractive royalties on terms it considers to be acceptable.

Speculative Nature of Mineral Exploration and Mining

If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained at all or on terms acceptable to the operator.  Although the Company intends to only hold royalty interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funds to advance the project.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty.  The Voisey’s Bay Royalty is very material to the Company’s ability to generate revenue.  Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay property is not developed and placed into operation according to the currently proposed plan.

Future Funding Requirements

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities.  The Company will require new capital to grow its business and there are no assurances that capital will be available when needed, if at all.  It is likely such additional capital will be raised through the issuance of additional equity which will result in dilution to the Company’s shareholders.

Dividend Policy

Payment of dividends on the Common Shares will be within the discretion of the Company’s board of directors and will depend upon the Company’s future earnings, its acquisition capital requirements and financial state, and other relevant factors.  There can be no assurance that the Company will be in a position to issue dividends.

Royalties Subject to Other Rights

Some royalties may be subject to (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty, (ii) pre-emptive rights pursuant to which the operator has the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty to the Company, or (iii) claw back rights pursuant to which the seller of a royalty to the Company has the right to re-acquire the royalty.

Potential Litigation

Potential litigation may arise on a property on which the Company has a royalty (for example litigation between joint venture partners or original property owners).  As a royalty holder, the Company will not generally have any influence on the litigation nor will it generally have access to data.

Land Claims

Claims by aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of the Company’s royalty interests.

Contractual Interest Only

Royalties may be contractual rather than an interest in land and as such, in the case of receivership or bankruptcy, royalty holders will be treated like any other unsecured creditor.  The Voisey’s Bay Royalty is a contractual right and is only secured by a mortgage of US$50 million.

Foreign Operations

Foreign operations may be subject to certain limitations including exchange controls, limitations on repatriation of earnings, foreign taxation, foreign environmental laws and enforcement and other similar risks.

Change in Conditions

Royalties are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down.

Limited Disclosure of Information

Some royalties, including the Voisey’s Bay Royalty, may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties and as such the Company may not be in a position to publicly disclose non-public information with respect to certain royalties.

Registration

The right to record or register royalties in various registries or mining recorders offices may not necessarily provide any protection to the royalty holder.  Accordingly, the royalty holder may be subject to risk from third parties.

Revenue Dependent on Single Royalty

The Company is currently dependent on a single royalty, the Williams Royalty, for revenues until other properties, including the Voisey’s Bay property, commence production.

Recoverability of Resources and Reserves

The figures provided in connection with Reserves and Resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized.  The ore actually recovered may differ from the estimated grades of the Reserves and Resources.  Future production could differ from Reserve and Resources estimates for, among others, the following reasons:

(a)

mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)

increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a Reserve or Resource ;

(c)

the grade of the Reserves or Resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the Reserves or Resources ;

(d)

declines in the market prices of metals may render the mining of some or all of the Reserves uneconomic ;

(e)

unexpected penalties may be imposed by smelters or refiners; and

(f)

the metallurgy may turn out differently than that anticipated ..

DIVIDEND POLICY

The Company has not paid any dividends since incorporation.  The Company intends to adopt a dividend policy once consistent levels of cash flows have been established from the Company’s producing royalties.

DESCRIPTION OF SECURITIES

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares of which 56,830,469 Common Shares are outstanding as of March 29, 2005.

There are no special rights or restrictions of any nature attached to the Common Shares.  All Common Shares rank equally as to dividends, voting powers and participation in assets or liquidation.  Each Common Share carries the right to one vote at all meetings of shareholders of the Company.

MARKET FOR SECURITIES

The Company’s Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol IRC.  The following table sets forth the price range and trading volume of Common Shares as reported by the TSX from the initial date of trading of February 23, 2005.

2005	High (CAD$)	Low (CAD$)	Average Daily Trading Volume

February (1)	5.00	4.30	2,282,875
March (2)	5.10	4.50	322,528

(1)

The numbers reported for February 2005 relate to the period from February 23, 2005 to February 28, 2005.

(2)

The numbers reported for March 2005 relate to the period from March 1, 2005 to March 24, 2005.

ESCROWED SHARES

Under the terms of the Company’s agency agreement with the agents to the IPO, all shareholders owning Common Shares prior to the IPO; all of the Common Shares and the Financing Warrants issued upon the exercise of the Initial Financing Special Warrants; and compensation warrants issued to the agent for the initial financing are subject to a pooling arrangement.  Under the pooling arrangement, 25% of the securities so held are to be released three months after the IPO Date and a further 25% to be released every three months thereafter. The securities subject to the pooling arrangement are being held either by the Company or by Haywood Securities Inc.

The following table sets forth the securities of the Company held pursuant to pooling arrangements as of the date of this annual information form.

Securities	Number of securities held in Escrow	Percentage of Common Shares (1)
Common Shares	8,707,433	15.1%
Financing Warrants	550,568	1.0%
Compensation Warrants	440,000	0.8%

() These figures represent the percentage of the issued and outstanding common shares the pooled securities in question would represent after giving effect to the exercise of the Financing Warrants and the Compensation Warrants.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The following table sets forth the name, municipality of residence and position held with the Company and principal occupation of each director and executive officer of the Company.  The Company currently has nine directors.  Pursuant to the SPA with Christopher Verbiski, Mr. Verbiski may nominate two directors for election to the board of directors of the Company.  Mr. Daly and Mr. Seviour are the two directors nominated by Mr. Verbiski.

1

Name and Municipality of Residence	Position with the Company	Director Since	Principal Occupation
DOUGLAS B. SILVER (4) Centennial, Colorado	Director, Chairman and Chief Executive Officer	2003	Chairman and Chief Executive Officer of the Company
DOUGLAS J. HURST (4) Nelson, British Columbia	Director and President	2003	President of the Company
DAVID R. HAMMOND Highlands Ranch, Colorado	Chief Financial Officer (5)	N/A	Principal Mineral Economist and owner of Hammond International Group (a consulting company) and adjunct lecturer at the University of Denver
GEORGE S. YOUNG (4) Lafayette, Colorado	Director and Vice President	2003	Chief Executive Officer of Palladon Ventures Ltd. and Fellows Energy Ltd. (exploration companies) and director of MAG Silver Corp. (an exploration company)
ROBERT W. SCHAFER (1) (2)(3) Salt Lake City, Utah	Director	2003	Vice President, Business Development of Hunter Dickinson, Inc. (a mineral company)
GORDON J. FRETWELL (3) West Vancouver, British Columbia	Director and Secretary	2003	Securities lawyer at Gordon J. Fretwell Law Corp. (a law corporation)
RENE G. CARRIER (1) (2) (3) North Vancouver, British Columbia	Director	2003	President of Euro American Capital Corporation (a consulting company)

CHRISTOPHER DALY (1) (2) St. John’s, Newfoundland	Director	2004	Chief Financial Officer of Northstar Exploration Limited (a mineral exploration company)
COLM ST. ROCH SEVIOUR (1) (3) St. John’s, Newfoundland	Director	2005	Senior Mining Partner of the law firm of Stewart McKelvey Stirling Scales
EDWARD L. MERCALDO (1) Del Mar, California	Director	2005	Financial consultant and private investor since 1996

(1) Independent director.

(2) Member of the audit committee.

(3) Member of the compensation committee.

(4) Member of the executive committee.

(5) The Company is currently undertaking an executive search for a chief financial officer.  Dr. Hammond has agreed to act in the capacity of chief financial officer until such time as the Company has filled the position.  Dr. Hammond will then serve in the capacity of Vice President, Strategic Planning.

The directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 3,775,000 Common Shares, representing 6.6% of the Common Shares outstanding.

Each director’s term of office will expire at the next annual meeting of shareholders of the Company or until his successor is duly elected or appointed, unless his office is vacated earlier in accordance with the articles or by-laws of the Company or he becomes disqualified to act as a director of the Company.

Additional biographical information regarding the directors and executive officers of the Company for the past five years is provided as follows:

Douglas B. Silver, Director, Chairman and Chief Executive Officer.  Mr. Silver has a Bachelor of Arts from the University of Vermont and a Masters of Science in Economic Geology from the University of Arizona and is a certified general appraiser.  Mr. Silver has 25 years of experience as an active professional in the minerals industries, having served in a variety of capacities, including exploration geologist, business development specialist, mineral economist, corporate advisor and director of investor relations. Mr. Silver has acknowledged expertise in international mineral appraisals, management consulting and strategic planning research and has served as a strategic advisor to small and large mining companies. Prior to and during the past 15 years Mr. Silver has provided management and mineral economic consulting services through his company Balfour Holdings Inc.

Douglas J. Hurst, Director and President.  Mr. Hurst has a Bachelor of Science in geology from McMaster University.  Mr. Hurst has over 20 years of experience in the mining industry having acted as contract geologist, but primarily as a mining analyst since 1987.  He worked with McDermid St. Lawrence and Sprott Securities Inc. between 1987 and 1995 and started to consult as a mining analyst through his company, D.S. Hurst Inc.  His duties focused on mining stock exchange market related assignments such as assisting companies and dealers with due diligence, research and corporate finance duties, as well as corporate advice to the mining industry.  Mr. Hurst has held directorships with three mining companies since 2000 and is currently a director of one public company.

David R. Hammond, Chief Financial Officer.  Dr. Hammond has a Bachelor of Science and a Masters of Science in geological engineering, a Masters in Business Administration with finance specialization and a Ph.D. in Mineral Economics, the latter from the Colorado School of Mines.  He has over 30 years experience in the natural resource industries, with responsibilities in exploration, engineering, financial analysis and planning, commodity market research and business development.  He has held staff and management positions with major mining and energy companies such as Atlantic Richfield Corporation,

The Anaconda Company, Royal Dutch Petroleum Company and Ladd Petroleum Corporation.  Since 1991 he has provided mineral economics consulting services to the international mining industry, focusing on mineral asset valuation and appraisal, mining feasibility studies, due diligence investigations, risk analysis, and commodity market research.  From 1997 to 2000 he provided such services as a member of PricewaterhouseCoopers’ Global Energy & Mining Group.  Dr. Hammond is also an adjunct lecturer in corporate finance at the University of Denver’s Daniels College of Business.

George S. Young, Director and Vice President.  Mr. Young holds a Bachelor of Science in metallurgical engineering and a law degree from the University of Utah. Mr. Young has over 25 years of experience in mining and natural resource financing and development having performed the duties of metallurgical engineer in the construction and start-up of a new copper smelter.  He was also general counsel and a member of management of major mining corporations and utilities. Mr. Young has also fulfilled the role of chief executive officer and president of various publicly traded mining companies. From 1984 to 1988, Mr. Young was general counsel and Acting General Manager of the Intermountain Power Agency; from 1988 to 1990, he was general counsel of Bond International Gold, Inc.; from 1998 to 2002 Mr. Young was in the private practice of law, and since that time has been chief executive officer of Palladon Ventures Ltd. and Fellows Energy Ltd. and a director of MAG Silver Corp., all exploration companies.

Robert W. Schafer, Director.  Mr. Schafer has a Bachelor of Science and a Masters of Science in geology from Miami University and a Masters of Science in Mineral Economics from the University of Arizona. Mr. Schafer has acknowledged expertise in mineral exploration, managing and supervising exploration budgets and has more than a decade of senior management experience working with some of the world’s largest base and precious metal companies. From 1992 to 1996 Mr. Schafer was the U.S. Regional Manager for BHP Minerals Internationals Inc. and from 1996 to 2002 Mr. Schafer was vice-president of Kinross Gold Corporation. From 2002 to 2004 Mr. Schafer was president and chief executive officer of Coniagas Resources Ltd.  Since 2005, Mr Schafer has held the position of Vice President, Business Development of Hunter Dickinson, Inc.

Gordon J. Fretwell, Director and Secretary.  Mr. Fretwell holds a Bachelor of Commerce and Bachelor of Laws from the University of British Columbia. Mr. Fretwell has been practicing law for over 20 years and over the last approximately 15 years has concentrated in the area of corporate and securities law with an emphasis on the mining sector.  Mr. Fretwell is currently practicing law at Gordon J. Fretwell Law Corp.

Rene G. Carrier, Director.  Mr. Carrier is a former Vice-President of Pacific International Securities Inc. where he had worked for 10 years until 1991. Since that time Mr. Carrier has been President of Euro American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies.  Mr. Carrier is an officer and/or director of various public companies involved in the mining sector and is a director of Chartwell Technologies Inc., a software company.

Christopher Daly, Director.  Mr. Daly holds a Bachelor of Commerce from Memorial University and holds the professional designation of Certified Management Accountant.  Mr. Daly has been the chief financial officer of Archean for the past nine years but will resign from this position upon the acquisition of all of the shares of Archean by the Company.

Colm St. Roch Seviour, Director.   Mr. Seviour holds a Bachelor of Arts and a Bachelor of Laws, the latter from Osgoode Hall Law School.  He is a senior mining law partner and a member of the Natural Resources and Environmental Law Practice groups of the St. John's office of the Atlantic Provinces firm, Stewart McKelvey Stirling Scales.  He has lived and worked in Newfoundland and Labrador since 1964.  Mr. Seviour was called to the bar in 1983 and became a partner in his firm in 1988.  He has practiced extensively in the field of natural resources law, including mining law, since 1984.  Mr. Seviour is past Chair of the Natural Resources and Energy Law Section, and of the Environmental Law Section of the Newfoundland and Labrador Branch of the Canadian Bar Association. Mr. Seviour is listed in the Mining Law section of the International Who's Who of Business Lawyers.

Edward L. Mercaldo, Director.  Mr. Mercaldo is a financial consultant and private investor.  Following his successful career as an international commercial and investment banker for several leading companies including the Wachovia Bank, Bank of Montreal, Bankers Trust Company of New York, Gordon Capital and First Marathon Securities, Mr. Mercaldo also served as the Executive Vice-President, Chief Financial Officer and Director of Diamond Fields Resources Inc.  Following the purchase of Diamond Fields by Inco in August 1996, Mr. Mercaldo continued as a Director of Inco until September 2000.  He is currently a Director of Norwood resources Inc., a Canadian company exploring for oil and gas in Nicaragua, and Quest Capital Corporation, a Vancouver based merchant bank.  Mr. Mercaldo is a citizen of both Canada and the United States and resides with his family in Del Mar California where he is active in business and financial circles.

Penalties or Sanctions

Other than as described below, none of the directors, officers or other insiders of the Company has:

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

An officer of the Company, Douglas J. Hurst, joined the board of directors of International Wayside Gold Mines Ltd. when it was subject to a halt trade order which was in place for longer than 30 days.  Trading in the shares was halted on May 11, 2000, Mr. Hurst joined the board of directors on June 6, 2000 and the halt trade order was lifted on June 30, 2000.  The former chief financial officer of the Company was the subject of an investigation by the Securities and Exchange Commission with respect to a company unrelated to the Company in the United States which matter has been settled.  Such individual resigned as the chief financial officer of the Company on December 14, 2004.

Potential Conflicts of Interest

In the opinion of management of the Company, there are no existing or potential conflicts of interest among the Company, its directors, officers or other insiders of the Company, except as disclosed elsewhere in this annual information form.  Various officers, directors or other insiders of the Company may be involved in other transactions within the mining industry and may develop other interests outside the Company.

The Company has entered into non-competition or non-disclosure agreements with certain directors, officers and consultants.

PROMOTER

The Company or its subsidiaries have not had a person or company act as a promoter within the two years immediately preceding the date of this annual information form other than Douglas B. Silver.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common Shares is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Particulars of Material Contracts

Except for contracts made in the ordinary course of the Company’s business, the following are the material contracts entered into by the Company since May 7, 2003 (date of incorporation):

1.

purchase and sale agreement dated June, 2003 and amended July 31, 2003 between the Company, Jean-Claude Bonhomme and Bonhomme Enterprises, with respect to the purchase of the Williams Royalty (referred to under “General Development of the Business - Acquisition of Williams Royalty” and “Description of Business - Williams Royalty”);

2.

the share purchase agreement dated February 18, 2005 between Albert Chislett and the Company referred to under “Archean and the Voisey’s Bay Royalty Interest”;

3.

the share purchase agreement dated February 18, 2005 between Christopher Verbiski and the Company referred to under “Archean and the Voisey’s Bay Royalty Interest”;

4.

the letter agreement dated October 8, 2004 between John S. Livermore and the Company, referred to under “Other Royalty Interests - Livermore Royalty Portfolio”;

5.

the royalty purchase agreement dated February 22, 2005 between Hecla and the Company referred to under “Other Royalty Interests - Hecla Mining Company Royalty Portfolio”;

6.

the royalty purchase agreement dated as of March 18, 2005 between BHP Billiton and the Company referred to under “Other Royalty Interests - BHP Billiton Royalty Portfolio”;

7.

the Dirty Shovel royalty purchase agreement dated February 22, 2005 between 524520 BC Ltd., 344967 BC Ltd., Adam Vary, Bill Whitehead, Peter Robson, Stuart Angus, Graham Scott, John Robbins and the Company referred to under “Other Royalty Interests - Hunter Exploration Group Royalty Portfolio”;

8.

the Aviat One royalty purchase agreement dated February 22, 2005 between Stuart Angus, Henry Awmack, Bernice Kosiur, Donald McInnes, Catherine McLeod-Seltzer, Peter Robson, Graham Scott, Kelly Taylor, John S. Brock Limited, Lawrence Barry, John Robins, Adam Vary, 344967 BC Ltd., 524520 BC Ltd. and the Company referred to under “Other Royalty Interests - Hunter Exploration Group Royalty Portfolio”,

9.

the Melville royalty purchase agreement dated February 22, 2005 between 524520 BC Ltd., 344967 BC Ltd., Adam Vary and the Company referred to under “Other Royalty Interests - Hunter Exploration Group Royalty Portfolio”;

10.

the Coronation royalty purchase agreement dated February 22, 2005 between 524520 BC Ltd., 344967 BC Ltd., Adam Vary and the Company referred to under “Other Royalty Interests - Hunter Exploration Group Royalty Portfolio”;

11.

the royalty purchase agreement dated February 22, 2005 between David Fawcett and the Company referred to under “Description of the Business – Pending Royalty Acquisitions - B.C. Coal Royalty Portfolio”;

12.

the escrow agreement dated February 22, 2005 between David Fawcett and the Company referred to under “Description of the Business – Pending Royalty Acquisitions - B.C. Coal Royalty Portfolio”;

13.

the IPO agency agreement between Haywood Securities Inc., GMP Securities Ltd., Canaccord Capital Corporation, Raymond James Ltd., Salman Partners Inc. and Bolder Investment Partners, Ltd. ” dated February 3, 2005;

14.

the unit agency agreement between Haywood Securities Inc. and GMP Securities Ltd. dated February 3, 2005  ;

15.

the transfer agency agreement dated February 22, 2005, between the Transfer Agent and the Company;

16.

the agreement providing for the pooling arrangement with respect to Common Shares held by founders of the Company issued upon the exercise of the Founders’ Special Warrants and Common Shares issued upon the exercise of the Consultants’ Special Warrants referred to under “Escrowed Shares”; and

17.

the agreement providing for the pooling arrangement with respect to Common Shares and Financing Warrants to be issued upon the exercise of the Initial Financing Special Warrants referred to under “Escrowed Shares”.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee Charter is attached hereto as Appendix A.

Pre-Approval Policies And Procedures

The audit committee has established a policy for the engagement of non-audit services that requires approval by the audit committee in the event that the estimated cost of those services is expected to exceed CAD$25,000.

External Auditor Service Fees

The following table sets out the fees billed by our external auditors during 2004 and 2003:

Description of fees	Year ended December 31, 2004 (CAD$)	Period ended December 31, 2003 (CAD$)

Audit Services	25,000	-
Audit Related Services - Prospectus	66,900	-
Taxation Services	25,000	-

ADDITIONAL INFORMATION

Additional information relating to International Royalty Corporation can be found on SEDAR at www.sedar.com.   Additional financial information is provided in the consolidated financial statements of the Company for 2004 and the period from May 7, 2003 to December 31, 2003, and in Management’s Discussion and Analysis.  Copies of these documents are available upon request form the Corporate Secretary of the Company.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s information circular for its next annual meeting of shareholders that involves the election of directors.

APPENDIX A – AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

INTERNATIONAL ROYALTY CORPORATION

There shall be a committee of the board of directors (the “Board”) of International Royalty Corporation (the “Company”) known as the Audit Committee.

PURPOSE OF AUDIT COMMITTEE

The Audit Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following principal areas:

(a)

the Company’s external audit function; including the qualifications, independence, appointment and oversight of the work of the external auditors;

(b)

the Company’s accounting and financial reporting requirements;

(c)

the Company’s reporting of financial information to the public;

(d)

the Company’s compliance with law and regulatory requirements;

(e)

the Company’s risks and risk management policies;

(f)

the Company’s system of internal controls and management information systems; and

(g)

such other functions as are delegated to it by the Board.

Specifically, with respect to the Company’s external audit function, the Audit Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Company's financial statements; the independent auditors' qualifications; and the performance of the Company's independent auditors.

MEMBERSHIP

The Audit Committee shall consist of as many members as the Board shall determine but, in any event not fewer than three directors appointed by the Board as provided for in the By-laws of the Company.  Each member of the Audit Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Company.  The Board, following consideration of the recommendation of the Compensation Committee, may fill a vacancy which occurs in the Audit Committee at any time.

Members of the Audit Committee shall be selected based upon the following and in accordance with applicable laws, rules and regulations:

(a)

Independence.  Each member shall be independent in accordance with applicable legal and regulatory requirements and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(b)

Financially Literate.  Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee.  For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are

i

generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

CHAIR AND SECRETARY

The Chair of the Audit Committee shall be designated by the Board.  If the Chair is not present at a meeting of the Audit Committee, the members of the Audit Committee may designate an interim Chair for the meeting by majority vote of the members present.  The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present.  A member of the Audit Committee may be designated as the liaison member to report on the deliberations of the Audit Committees of affiliated companies (if applicable).

MEETINGS

The Chairman of the Audit Committee, in consultation with the Audit Committee members, shall determine the schedule and frequency of the Audit Committee meetings provided that the Audit Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter.  The Audit Committee shall have the authority to convene additional meetings as circumstances require.

Notice of every meeting shall be given to the external auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Audit Committee in accordance with applicable law.  The Audit Committee shall meet separately and periodically with management, legal counsel and the external auditors. The Audit Committee shall meet separately with the external auditors at every meeting of the Audit Committee at which external auditors are present.

MEETING AGENDAS

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Audit Committee in consultation with the management and the corporate secretary, and shall be circulated to Audit Committee members as far in advance of each Audit Committee meeting as is reasonable.

RESOURCES AND AUTHORITY

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the internal and external auditors, the general counsel of the Company and other officers and employees of the Company.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external auditors of the Company and its subsidiaries.  Any member of the Audit Committee may require the external auditors to attend any or every meeting of the Audit Committee.

RESPONSIBILITIES

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements.  The Audit Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors.

The specific responsibilities of the Audit Committee shall include those listed below.  The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.

1.

Financial Reporting Process and Financial Statements

The Audit Committee shall:

(a)

in consultation with the external auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies;

(b)

review all material transactions and material contracts entered into between (i) the Company or any subsidiary of the Company, and (ii) any subsidiary, director, officer, insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Management Compensation Committee, or director remuneration approved or recommended by the Compensation Committee, or transactions in the ordinary course of business;

(c)

review and discuss with management and the external auditors: (i) the preparation of Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements; (ii) whether the financial statements present fairly (in accordance with Canadian generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented; (iii)  any matters required to be discussed with the external auditors according to Canadian generally accepted auditing standards; (iv) an annual report by the external auditors describing: (A) all critical accounting policies and practices used by the Company; (B) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use such alternative treatments and disclosures and the treatment preferred by the external auditors; and (C) other material written communications between the external auditors and management;

(d)

following completion of the annual audit, review with each of: (i) management; and (ii) the external auditors, any significant issues, concerns or difficulties encountered during the course of the audit;

(e)

resolve disagreements between management and the external auditors regarding financial reporting;

(f)

review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information; and

(g)

review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures.

2.

External auditors

The Audit Committee shall:

(a)

require the external auditors to report directly to the Audit Committee;

(b)

be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)

approve all audit engagements and must pre-approve the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors.  The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(d)

review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(e)

consider, assess and report to the Board with regard to the independence and performance of the external auditors; and

(f)

request and review the audit plan of the external auditors as well as a report by the external auditors to be submitted at least annually regarding: (i) the external auditing firm’s internal quality-control procedures; (ii) any material issues raised by the external auditor’s own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.

Accounting Systems and Internal Controls

The Audit Committee shall:

(a)

oversee management’s design and implementation of and reporting on internal controls.  The Audit Committee shall also receive and review reports from management and the external auditors on an annual basis with regard to the reliability and effective operation of the Company’s accounting system and internal controls;

(b)

review annually the Company’s Code of Business Conduct and its effectiveness and enforcement.

4.

Legal and Regulatory Requirements

The Audit Committee shall:

(a)

receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)

review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form;

(c)

prepare the report of the Audit Committee required to be included in the Company’s periodic filings;

(d)

review with the Company’s General Counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)

assist the Board in the oversight of compliance with legal and regulatory requirements and review with legal counsel the adequacy and effectiveness of the Company’s procedures to ensure compliance with legal and regulatory responsibilities.

5.

Additional Responsibilities

The Audit Committee shall:

(a)

discuss policies with the external auditor, internal auditor and management with respect to risk assessment and risk management;

(b)

establish procedures and policies for the following

(i)

the receipt, retention, treatment and resolution of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)

the confidential, anonymous submission by directors or employees of the Company of concerns regarding questionable accounting or auditing matters or any potential violations of legal or regulatory provisions;

(c)

prepare and review with the Board an annual performance evaluation of the Audit Committee;

(d)

report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(e)

review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.

6.

Limitation on the Oversight Role of the Audit Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

Each member of the Audit Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives

v

financial and other information, and the accuracy of the information provided to the Company by such persons or organizations.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and applicable rules and regulations. These are the responsibility of management and the external auditors.